Johnson & Johnson 2001 Annual Report



Market Leadership Based on Sound Science Yields Consistent and Enduring Performance

Three Years in Brief–Worldwide

(Dollars in Millions Except Per Share Figures)	2001	2000	1999	% Change 2001	% Change 2000
Sales to customers	$33,004	29,846	28,007	10.6	6.6
Net earnings*	5,668	4,953	4,273	14.4	15.9
Cash dividends paid	2,047	1,724	1,479	18.7	16.6
Shareowners' equity	24,233	20,395	16,995	18.8	20.0
Percent return on average shareowners' equity*	25.4	26.5	27.0	–	–
Per share					
Net earnings – basic*	$ 1.87	1.65	1.43	13.3	15.4
– diluted*	1.84	1.61	1.39	14.3	15.8
Cash dividends paid	0.70	0.62	0.55	12.9	12.7
Shareowners' equity	7.95	6.77	5.70	17.4	18.8
Market price (year-end close)	59.86	52.53	46.63	14.0	12.7
Average shares outstanding (millions)					
– basic	3,033.8	2,993.5	2,978.2	1.3	0.5
– diluted	3,099.3	3,099.2	3,100.4	0.0	(0.0)
Number of employees (thousands)	101.8	100.9	99.8	0.9	1.1

** Net earnings and earnings per share for 2001, 2000 and 1999 include special charges of $231 million or $.07 diluted earnings per share for 2001, $45 million or $.01 diluted earnings per share for 2000 and $75 million or $.02 diluted earnings per share in 1999. These special charges relate to the ALZA merger and In-Process Research and Development (IPR&D) in 2001, IPR&D and restructuring gain in 2000, and the Centocor and SEQUUS mergers in 1999. Excluding the impact of these charges, 2001 net earnings increased 18.0% over 2000. For detailed discussion of these charges, refer to Note 17 of the Notes to Consolidated Financial Statements.*

Description of the Company

Johnson & Johnson has $33.0 billion in sales and is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical, and medical devices and diagnostics markets. Johnson & Johnson has 101,800 employees and 197 operating companies in 54 countries around the world, selling products in more than 175 countries.

On the Cover

Reviewing the molecular structure of the drug Sirolimus, the coating on our investigational, drug-eluting CYPHER Stent for reducing the restenosis or reblockage of coronary arteries that can occur after stent placement are, left, Dr. Robert Falotico of our Cordis affiliate, and Dr. John Siekierka of Johnson & Johnson Pharmaceutical Research & Development, L.L.C.

Contents

1 Letter to Shareowners
5 Editorial Section
18 Year in Review
22 Board of Directors
22 Committees of the Board
24 Corporate Officers and Company Group Chairmen
25 Management's Discussion and Analysis of Results
32 Consolidated Financial Statements
36 Notes to Consolidated Financial Statements
48 Report of Management
48 Independent Auditor's Report
49 Segments of Business and Geographic Areas
50 Summary of Operations and Statistical Data 1991-2001
51 Principal Global Affiliates
55 Worldwide Family of Companies
59 Corporate and Shareowner/Investor Information

Strong double-digit growth in both sales and earnings in 2001 marked an excellent year for Johnson & Johnson. Sales exceeded $30 billion for the first time, growing by 10.6% to $33 billion. On an operational basis, worldwide sales increased by 13.2%, but were partially offset by adverse currency exchange rates (2.6%) due to the continued strength of the U.S. dollar.

Net earnings for 2001 were $5.7 billion, a 14.4% increase over the prior year. Earnings per share were $1.84, up 14.3% compared to $1.61 in 2000.

To put our financial performance in perspective, 2001 was our 69th consecutive year of increased sales and our 17th consecutive year of double digit earnings increases (excluding special charges). On the strength of this performance, the Board of Directors increased the quarterly dividend in April 2001 for the 39th consecutive year, from $.16 per quarter in 2000 to $.18 per quarter, an increase of 12.5%.

The consistency of these measures of growth is virtually without parallel.

Yet another measure of financial performance which we have focused on is cash flow from operations. "Free cash flow" (defined as cash remaining after making the capital expenditures required to support the growth of our business) is, in fact, one of the very best measures of how a company is performing. Its virtue is its clarity. You either generate cash or you don't. It is not subject to many varying interpretations or accounting changes. We are pleased to report that Johnson & Johnson's "free cash flow" reached an impressive $7.1 billion in 2001 — a record — up from $2.6 billion just five years ago and $700 million a decade ago.

In short, your Company is growing in both sales and earnings and generating substantial levels of cash flow. The net result is that our balance sheet is exceptionally strong. Our excellent financial standing is demonstrated by our ability to implement the recently announced repurchase of up to $5 billion of the Company's stock while maintaining our "triple A" credit rating — a rating few companies have achieved.

As importantly, our strong balance sheet gives us enormous flexibility to invest in growing the business and to seek out and act upon new opportunities — giving us a significant competitive advantage.

Our excellent financial performance reflects our ongoing efforts to root each of our broadly based health care businesses in a foundation of science and technology. Simply stated, we believe that excellence in medical science and technology provides the very best opportunity for building leadership businesses . . . businesses empowered to assume the risks associated with innovation. And importantly, businesses capable of sustaining profitable growth and increased shareowner value. Our report to you this year follows this theme: "Market leadership based on sound science yields consistent and enduring performance."

The aim of our enterprise is to be positioned in the growth segments of health care. We expect our businesses to achieve leadership positions — typically number one or number two in their industry segments — and we expect our businesses to yield rates of profitability commensurate with such leadership. In 2001, over 70% of our revenues were from businesses that were either number one or two in their markets on a worldwide basis.

Consistent with our focus on science, we invested nearly $3.6 billion in research and development last year, an increase of nearly 16% over the prior year. We anticipate that R&D spending in 2002 will rise to more than $4 billion.



Ralph S. Larsen, Chairman and Chief Executive Officer

In the face of rapid increases in both the time and cost of developing new prescription medicines, we also took further action toward improving the productivity of our pharmaceutical research and development organizations. We joined the Janssen Research Foundation and the R. W. Johnson Pharmaceutical Research Institute into a single, unified organization, Johnson & Johnson Pharmaceutical Research & Development, L.L.C. It is headed by Dr. Per Peterson, who was also named to the Executive Committee of the Company. We believe these changes will allow us to more rapidly focus on the best opportunities, aggregate and deploy substantial resources against major research programs and facilitate the sharing of scientific knowledge across the Company.

Merger and acquisition activity continued during 2001, led by our $12.3 billion merger with ALZA Corporation — the largest in our 116-year history. ALZA is a leader in drug delivery technologies and gives Johnson & Johnson a unique capability to control how medicines are delivered within the body, enhancing therapeutic value while reducing side effects and improving tolerability.

The merger also strengthened several of our pharmaceutical franchises with ALZA's line of prescription medicines: CONCERTA for attention deficit hyperactivity disorder, DITROPAN XL for overactive bladder, and DOXIL, an anti-cancer treatment. ALZA has already proven to be an excellent addition to the Johnson & Johnson Family of Companies with sales in 2001 increasing by 60% over the prior year to more than $1 billion.

Other transactions included the acquisitions of Inverness Medical Technology, an inventive developer and manufacturer of diabetes care products; Babycenter, Inc., the largest and best-known online parenting resource serving expectant and new mothers and fathers; TERAMed, Inc., which has developed a proprietary, catheter-based system for treating abdominal aortic aneurysms; the VIACTIV brand calcium supplement; and Heartport, Inc., a pioneer in less invasive cardiac surgery.

2001 was an impressive year thanks to the efforts of each of our three business segments.

Pharmaceuticals, our largest segment representing 45% of worldwide sales, experienced operational growth of 19%. This reflects the strong performance of PROCRIT/EPREX, for the treatment of anemia; RISPERDAL, an antipsychotic medication; DURAGESIC, a transdermal patch for chronic pain; CONCERTA, for attention deficit hyperactivity disorder; REMICADE, a treatment for rheumatoid arthritis and Crohn's disease; ULTRAM, an analgesic for management of pain; TOPAMAX, an antiepileptic; and ACIPHEX/PARIET, a proton pump inhibitor for gastrointestinal disorders.

We were very pleased with the approval in 2001 of REMINYL, for Alzheimer's disease; ORTHO EVRA, the first contraceptive patch; ULTRACET, for acute mild-moderate pain; and TOPAMAX, with an expanded indication for Lennox-Gastaut Syndrome.

Our early-stage pharmaceutical pipeline continued to strengthen, with 29 new chemical entities now in early development — almost double the pace of new chemical entities entering the pipeline only a few years ago. While it takes years to develop new medicines, with many disappointments along the way, this positive trend in the early stage pipeline is very encouraging.

Also in the Pharmaceutical Segment, the acquisition in Japan of the remaining 40% of our Janssen-Kyowa Co. joint venture was a significant step forward in this important market.

Our Medical Devices and Diagnostics Segment, which represents 34% of worldwide sales, grew operationally in 2001 by 12.1%. The growth was led by Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal products; Ethicon's wound closure, surgical sports medicine and women's health products; Ethicon Endo-Surgery's minimally invasive surgical and vascular access products; and LifeScan's blood glucose monitoring products.

Also in medical devices, the Vistakon franchise continues to deliver new innovations such as the toric lens, ACUVUE 2 *COLOURS*, and an improved 1-day ACUVUE launched in the United States and Japan.

The steady comeback of Cordis was among the medical device highlights, fueled by the highly successful introduction of the Bx VELOCITY Stent on a rapid exchange platform, and the introduction of stents with HEPACOAT, a coating of the blood-thinning agent heparin, used to reduce the risk of clot formation. Cordis' new CYPHER drug-eluting Stent, now in development, holds the promise of profoundly impacting the practice of interventional cardiology.

In diagnostics, LifeScan is reasserting its blood glucose monitoring leadership, as the new ONE TOUCH ULTRA meter is being well received by the marketplace. Also in diabetes, newly acquired Inverness Medical Technology and its diabetes care products and expertise bring to LifeScan important new technology that augurs well for the future of this key business.

Ortho-Clinical Diagnostics also had a particularly good



Robert N. Wilson, Senior Vice Chairman of the Board

The year 2001 epitomized the consistency and endurance of Johnson & Johnson's performance over many years — a record that is the source of great pride. But we only allow ourselves brief reflections on the past. The real significance of the Company's track record for consistent performance is the path it points for the future. And it is time to address our future. After nearly 13 years of serving as your senior executives, we concluded it was time to move forward with an orderly succession of management. A new team with fresh ideas.

It was with a great sense of confidence that, on January 22, we announced that the Board of Directors has named the next generation of Johnson & Johnson executive leadership. At the Annual Meeting of Shareowners on April 25, 2002, William C. Weldon will become Chairman of the Board and Chief Executive Officer and James T. Lenehan will become President of Johnson & Johnson, in addition to his responsibilities as Vice Chairman. Bill and Jim are long-term Johnson & Johnson executives, with more than 56 years of service between them. Both have deep and broad experience within the Corporation. They have demonstrated their commitment to our Credo values, and both possess proven leadership skills.

Robert J. Darretta, Chief Financial Officer and a member of the Executive Committee, has also has been named to the Board of Directors. He will assume the additional position of Executive Vice President of the Corporation with expanded responsibilities. Michael J. Dormer is to succeed Mr. Lenehan as Worldwide Chairman of Medical Devices and continues on the Executive Committee. Also elevated to the Executive Committee during 2001 were Colleen A. Goggins, Worldwide Chairman, Consumer and Personal Care Group, Christine A. Poon, Worldwide Chairman, Pharmaceuticals Group and, as mentioned previously, Dr. Per Peterson, Chairman, Research & Development, Pharmaceuticals Group.

This is a solid management team to lead your company forward to even greater heights in the years ahead. They are men and women of integrity. As a management team, they have demonstrated an understanding that our past success reflects both the breadth of our leadership positions built on sound science, as well as the important strategic principles by which we operate the business:

- Our commitment to a unique and dynamic form of decentralized management;
- Managing the business for the long term;
- Adherence to the ethical principles embodied in our Credo.

year. We are investing in key technologies to help this business take advantage of advances in medical science.

Our Consumer Segment, which represents 21% of our worldwide sales, increased by just under 4% operationally in 2001. The segment experienced strong sales growth in McNeil Nutritionals' SPLENDA sweetener products and the newly acquired VIACTIV brand calcium supplement. Solid growth also was achieved in the skin care franchise, which includes the Neutrogena, RoC, AVEENO and CLEAN & CLEAR product lines.

Notable developments in the consumer business over the past year include the rapid growth of AVEENO through the introduction of new products, including an adult skin care line; Neutrogena continued to add a steady stream of beneficial skin care products, including the active copper line and a line of eight dermatologist-tested products for men; and we created Ortho-Neutrogena, a professional skin care products unit.

The Babycenter.com acquisition was an excellent opportunity to bring into Johnson & Johnson the most frequently visited web site by moms and dads and expectant parents/grandparents. The web site is enabling our baby products group to strengthen relationships with this important consumer base.

These are timeless principles that have served us well for many years and which have been woven into the fabric of our Corporation.

In the years to come, Johnson & Johnson will only be as successful as the integrity, values and competence of its people. Our Credo gives us a great advantage in this regard. We strive to provide an encouraging environment that respects the dignity and uniqueness of each individual — and which gives them the opportunity to reach their full potential. We have learned that the people who do best with us are those who are looking for a values-based environment. While we are not perfect, we try never to forget the trust and high expectations our people have for Johnson & Johnson.

We thank our Board of Directors for their continuing leadership and counsel. Retiring from our Board this year are two outstanding directors who have served our Company for many years, Joan Cooney and Dr. John Mayo. Mrs. Cooney has been a member of the Johnson & Johnson Board of Directors for 24 years and Dr. Mayo for 16 years. They have been a source of invaluable advice and guidance, and we are indebted to them for their many contributions.



James T. Lenehan, Vice Chairman
Effective April 25, 2002, Vice Chairman and President



William C. Weldon, Vice Chairman
Effective April 25, 2002, Chairman and Chief Executive Officer

As we near the end of our tenure, we want to thank you, our shareowners, for your encouragement over the years. We also especially want to thank each of our Johnson & Johnson associates across the globe — more than 101,000 strong. We deeply appreciate their personal support and contributions to Johnson & Johnson's remarkable success.

Ralph S. Larsen
Chairman of the Board and
Chief Executive Officer

Robert N. Wilson
Senior Vice Chairman of the Board

March 13, 2002

Market Leadership Based on Sound Science Yields Consistent and Enduring Performance

In our quest to build enduring shareowner value, at Johnson & Johnson a primary goal is to assure the consistency of our performance by achieving and maintaining leadership positions based on sound science in every product category and in every market in which we compete. Across the health care spectrum, no other company is as broadly based — nor has as many leadership positions — as Johnson & Johnson, with our consumer, pharmaceutical, medical device and diagnostic products. Breadth of leadership long has been an important ingredient in the consistency of our performance as a corporation.

We keep our leadership positions fresh and vital through constant innovation. Our commitment to a superior rate of innovation has been accompanied by a superior rate of profitability, enabling the development of unique new products and new leadership positions — thereby spurring added breadth and enhancing consistency. This successful cycle in the pursuit of leadership has given us the wherewithal to deliver consistently outstanding performance, with a compound sales growth rate of 11.6% since the Company was founded in 1886.

Our unfaltering commitment to leadership in markets of interest is further evidenced in the fact that more than 70% of our 2001 sales came from products or businesses in which we hold a market leadership position — defined as the No. 1 or No. 2 global market share. We have achieved a comparable performance for many years. The pages that follow provide examples of a number of our leadership positions.

Minimally Invasive Surgery

Innovative New Product Aids Colorectal and Other Surgeries

A world leader in the manufacture of surgical instruments for minimally invasive surgery, Ethicon Endo-Surgery works with surgeons around the world to develop products that make a difference to the physician and the patient. Newly introduced products such as the LAP DISC Hand Access Device, a unique, single-piece apparatus used in facilitating colorectal, urological and general laparoscopic surgeries, underscore Ethicon Endo-Surgery's commitment to meeting surgeons' requirements.

This commitment is further exemplified through the company's world-renowned educational facility, the Endo-Surgery Institute, in Cincinnati, Ohio, where medical professionals receive training on the latest surgical procedures and education on issues in healthcare delivery and administration.

Skin Care

For Every Stage of Life


Neutrogena
night cream

Close ties to the medical professional have made the NEUTROGENA name synonymous with safety and premium quality in skin and hair care. Since its acquisition in 1994, Neutrogena has built on that reputation and now offers products in more than 70 countries. In 2001, the Ortho-Neutrogena Division was formed from the combination of the former Ortho Dermatological with the company, resulting in an offering more frequently used, recommended and prescribed by professionals than any competitor's product line.

For firmer skin from a makeup or moisturizer, Neutrogena has introduced the VISIBLY FIRM line with active copper. As skin ages, natural copper is depleted, although the naturally occurring mineral in the body is essential for firm skin.



Elliott Fegelman, M.D., director of general surgery at The Christ Hospital, Cincinnati, Ohio, performs colorectal surgery facilitated by Ethicon Endo-Surgery devices.



Regular use of NEUTROGENA VISIBLY FIRM night cream can result in firmer, younger-looking skin.

Alzheimer's Disease

REMINYL Improves Cognition and Daily Functioning

The launch of REMINYL (galantamine hydrobromide) in the United States and more than 25 other countries offers clearly demonstrated benefits and new hope for patients with Alzheimer's disease and their caregivers. It is a new field for Johnson & Johnson, and we are committed to being a leader in the fight against this devastating disorder.

Alzheimer's disease is a progressive disorder resulting in the death of nerve cells in the brain. It causes a decline in cognition (thinking, remembering and reasoning), along with changes in behavior and an inability to perform normal activities of daily living. In clinical trials, Alzheimer's patients on REMINYL therapy demonstrated sustained benefits in cognitive performance, behavioral disturbances and daily functioning.

The third-most-expensive illness in the U.S. behind heart disease and cancer, Alzheimer's is estimated to afflict nearly 5 million Americans.


REMINYL
4mg
REMINYL
8mg
REMINYL
12mg

REMINYL was developed by the Janssen Research Foundation, now part of Johnson & Johnson Pharmaceutical Research & Development, L.L.C., under a co-development and licensing agreement with the UK-based Shire Pharmaceuticals Group plc. Tablets and an oral solution are the dosage forms.



Mr. and Mrs. Walter Lum of Honolulu enjoy one of Hawaii's scenic beaches. Mrs. Lum is benefiting from REMINYL therapy for Alzheimer's disease.

Consumer Nutritionals

New Facility Accommodates Growth Of SPLENDA No Calorie Sweetener

SPLENDA (sucralose), a no calorie sweetener that is 600 times sweeter than sugar, is being produced as a dry powder additive and as a liquid concentrate at McNeil Nutritionals' new manufacturing facility in McIntosh, Ala. Over 20 different package configurations are being provided to meet a variety of customer needs.

As a liquid concentrate, SPLENDA is used in a variety of beverages, including sports drinks and flavored waters. The dry product is available in individual packets for sweetening beverages and food, and in bulk packages for cooking, baking and other uses.

Our growing consumer nutritionals category includes BENECOL cholesterol-lowering foods and supplements, LACTAID dairy products and supplements for lactose-intolerant individuals, and VIACTIV Calcium Chews.


Splenda
Splenda

Vision Care

Leading the Contact Lens Market With Cutting-Edge Innovation

In its evolution from a small, newly acquired company making conventional lenses, the Vistakon Division of Johnson & Johnson Vision Care pioneered the concept of disposable contact lenses in 1987. Today Vistakon is the world's leading disposable contact lens brand and the recognized leader in every major market in the world.

The Vision Care franchise has achieved the leading market share in the U.S., Japan and Europe by forging strong relationships with the professional eye care community and creating consumer demand for contact lenses.

ACUVUE, ACUVUE 2 and SUREVUE are market-leading spherical brands; 1-DAY ACUVUE is the top-selling daily disposable product; ACUVUE Bifocal is for presbyopes; ACUVUE Toric is a lens for astigmatism, and ACUVUE 2 *COLOURS* offers comfort in seven natural-looking colors.

In Tokyo, Mori Otaki, president of the Johnson & Johnson K.K. Vision Care Company, right, is pictured in an optical shop with Midori Tamura, senior product manager.


101800.3-C
Splenda
101800.3-C
Splenda
101800.3-C
Splenda

Linda Cunningham, a finishing/packaging technician at McNeil Nutritionals' new 70,000 square-foot manufacturing facility in McIntosh, Ala., checks on a SPLENDA liquid concentrate production line.


1-DAY ACUVUE

Pain Management

ULTRACET Joins a Strong Lineup

From nonprescription TYLENOL Acetaminophen products for headaches and colds . . . to Children's MOTRIN pediatric ibuprofen for relieving kids' fever . . . to DURAGESIC (fentanyl transdermal system) for managing chronic pain in cancer patients, we're a clear leader in pain management. Now, the FDA has approved ULTRACET (37.5 mg tramadol hydrochloride/325 mg acetaminophen tablets), a new centrally acting prescription pain medication developed by Johnson & Johnson Pharmaceutical Research & Development, L.L.C.

ULTRACET, which is indicated for the short-term management of acute pain and provides long-lasting pain relief and flexible dosing, is marketed in the U.S. by Ortho-McNeil Pharmaceutical, Inc.


ULTRACET
(37.5 mg tramadol HCl/325 mg acetaminophen tablets)

Antipsychotics

RISPERDAL Gains Approval for Bipolar Disorder

RISPERDAL (risperidone) from Janssen, already a leader in the treatment of schizophrenia, has now gained an indication for the treatment of manic symptoms of bipolar disorder in several European, Latin American and Asian markets, with a filing planned for 2002 in the United States. It becomes the first antipsychotic medication to be approved in a European country for treatment of the disorder, which is a debilitating and lifelong disease characterized by excessive, disruptive swings in mood.

RISPERDAL, introduced in the U.S. in 1994, is an example of Janssen's leadership in the development of treatments for disorders of the central nervous system, including schizophrenia, Alzheimer's disease, bipolar disorder and depression.


Risperdal 1 mg/ml
Solución Oral
Risperdal 6 mg comprimidos
JANSSEN-CILAG



Reviewing an ULTRACET efficacy graph are, from left, Ravi Desiraju, Ph.D., vice president/global product leader, and Robert Medve, M.D., senior director/global medical leader, Johnson & Johnson Pharmaceutical Research & Development; and Norman Rosenthal, M.D., director of clinical research, Ortho-McNeil Pharmaceutical.



Janssen-Cilag representative Ramón Sansano, left, and Alfonso Chinchilla, M.D., review RISPERDAL data at Hospital Ramón y Cajal in Madrid, Spain.

Circulatory Disease Management

Shaping the Future of Interventional Cardiology

The heart has been the focus at Cordis since its founding in 1959, from its introduction of the first cardiovascular stent to its most recent innovations — the union of mechanical devices and therapeutic pharmaceuticals. With its line of drug-coated stents already reshaping interventional cardiology, Cordis is poised to again lead the industry to a new standard.

The Bx VELOCITY Coronary Stent with HEPACOAT (CARMEDA End-point Attached Heparin), which provides a heparin coating on the Bx VELOCITY Stent, treats arteries threatened with blockage (stenosis) or restenosis. In 2001, the CYPHER Sirolimus-eluting Stent, an investigational device in clinical trials, was reported to reduce the incidence of restenosis to zero in patients with coronary artery disease.

Drug Delivery Technologies

$12.3 Billion Merger with ALZA Is Largest in Our History

Johnson & Johnson became a leader in drug delivery technologies through the $12.3 billion merger with ALZA Corporation. The transaction, our largest ever, strengthened several of our pharmaceutical franchises, accelerating sustainable revenue growth with products such as CONCERTA (methylphenidate HCl) for attention deficit hyperactivity disorder; DITROPAN XL (oxybutynin chloride) for overactive bladder and DOXIL (doxorubicin HCl), an anti-cancer treatment.

ALZA's drug delivery technologies have the potential to enhance therapeutic value, reduce side effects, and improve tolerability. Included are transdermal, oral, implantable and liposomal technologies — delivering, for example, proteins, peptides and traditional small molecule compounds.


DOXIL
FOR INTRAVENOUS INFUSION ONLY

J. Eduardo Sousa, M.D., a lead investigator in the CYPHER Sirolimus-eluting Stent trial in Latin America and the first to implant the PALMAZ-SCHATZ Stent in 1989, talks with a patient about coronary artery disease.




STEALTH® liposome
PEG

Scientists at ALZA involved with development of the STEALTH Liposomal Technology for delivering the intravenous chemotherapy agent DOXIL (doxorubicin HCl) are, from left, Kristen Hjortsvang, Tony Huang and Samuel Zalipsky.

Baby Products

Strengthening the Bond with Parents Through BabyCenter.com

What better way to extend the long-standing relationship between parents and the Johnson & Johnson name than through today's popular medium for information acquisition — the Internet?

BabyCenter, L.L.C. is now a member of the Johnson & Johnson Family of Companies. The trusted online parenting resource, the company's BabyCenter.com website adds an information-rich online environment creating deep customer relationships to the extensive line of traditional world-leading JOHNSON'S Baby products. At BabyCenter.com, families can begin an online relationship before the birth of a child that provides a wealth of information specific to their needs throughout pregnancy, infancy and early childhood. In addition to medical information and parenting resources, BabyCenter.com provides summaries of family and baby products from car seats to carriers. The new online store enables parents to compare and purchase from home, as well. BabyCenter.com has received three Webby Awards for Internet excellence.



Moms throughout the United States rely on BabyCenter.com as a trusted resource for information.

Anemia Management

Advocating for Patients on Quality of Life Issues

PROCRIT (Epoetin alfa), also known as EPREX and ERYPO, is the top-selling product within the Johnson & Johnson portfolio and one of the world's most successful biotech products. It is indicated for the treatment of anemia in a number of therapeutic categories, including oncology, nephrology, immunology and certain types of elective surgery.

Committed to increasing awareness and helping patients and caregivers understand that anemia-related fatigue can be treated, Ortho Biotech works with patient advocacy organizations around the world, including LebensWert eV, in Cologne, Germany, which created a respite facility for cancer chemotherapy patients.

In 2000, a new worldwide Ortho Biotech organization was formed providing greater resources and added focus, with resultant record accomplishments in 2001.


ERYPO 10 000
ORTHO BIOTECH
ERYPO 40.000
ORTHO BIOTECH

Donna Farnandez, left, managing director, and Marlis Richter, right, vice president, patient advocacy, Ortho Biotech, Germany, talk with Andrea Repp, director, Haus LebensWert ("House Worth Living").


Haus
Lebens
Wert

Orthopaedic Implants

SUMMIT Hip Restores Lifestyle

DePuy, long a trusted name in joint replacement, grew even stronger when in 1998 it was combined with Johnson & Johnson's existing orthopaedics business to create the world leader in joint reconstruction. Today, DePuy makes replacement implants for every major joint in the body — hips, knees, ankles, shoulders, elbows, wrists and fingers — and, through the Ace, AcroMed and Codman & Shurtleff franchises, pioneers advances in trauma fixation devices, surgical treatments for central nervous system disorders, and spinal surgery.



As DePuy celebrates the 25th anniversary of its flagship AML Hip, the introduction of the new SUMMIT Hip represents an advance in cementless total hip arthroplasty based on a heritage of clinical excellence.



Mike Miller of Indianapolis, Ind., was back on the elliptical trainer shortly after a DePuy total hip implant procedure.


THE DANCE CENTER

Monoclonal Antibodies

Relieving Rheumatoid Arthritis With REMICADE

Through the 1999 merger with Centocor, Inc., Johnson & Johnson became one of the world's leading producers of therapeutic agents utilizing monoclonal antibody technology.

One such product is REMICADE (infliximab), Centocor's monoclonal antibody for reducing the structural damage in rheumatoid arthritis (RA) patients with active disease while also relieving the related pain and stiffness.

REMICADE, used in combination with methotrexate when methotrexate alone has not worked well in RA, also is indicated for treating Crohn's disease, a gastrointestinal disorder.

In 1986 we introduced the world's first therapeutic monoclonal antibody, ORTHOCLONE OKT3, for reducing organ transplant rejection. Today OKT3, combined with REMICADE and other Centocor products, makes us a front-runner in monoclonal antibody technology.


REMICADE
100 MG
Centocor
REMICADE
INFLIXIMAB
100 MG
For IV Injection
Centocor

Partnering with Others

Xian-Janssen is China's No. 1 Joint Venture Pharmaceutical Co.

Of the thousands of foreign joint venture companies across all industries in China, our Xian-Janssen Pharmaceutical Ltd. entity consistently is ranked No. 1 or near the top in an annual survey. Headquartered in Beijing, with manufacturing facilities in the ancient city of Xian, the company maintains 34 representative offices in major cities throughout this populous nation.

Xian-Janssen was established in 1985. Its gastrointestinal product, MOTILIUM (domperidone), is among the top 10 Western drugs in China and DAKTARIN (miconazole) is the leading antifungal medicine. These and other products have made Xian-Janssen the leading prescription pharmaceutical company in China, as well as the country's leading nonprescription pharmaceutical company.

Tap dancing is the passion of Mary Armitage, Ridgefield, Conn., pictured at left with her granddaughter, Erin. After Mrs. Armitage stopped dancing because of rheumatoid arthritis pain and stiffness, REMICADE, used in combination with methotrexate, enabled the resumption of her favorite pursuit.



Chong Siong Hin, president of Xian-Janssen Pharmaceutical Ltd., is pictured at the Great Wall of China with his colleague, Kit Lin Fung, director of the consumer pharmaceuticals division.

Women's Health

70-Year Legacy of Leadership in Women's Health



ORTHO is the trusted name in women's health innovation. Its notable introductions include the first prescription contraceptive in 1931, sponsorship of the development of the Pap Smear, the launch of the first low-dose oral contraceptive, the first preventive therapy for Rh hemolytic disease in pregnant women, and now the advent of the first contraceptive skin patch — ORTHO EVRA (norelgestromin/ethinyl estradiol) transdermal system. Gaining FDA market clearance in the U.S. late in 2001, ORTHO EVRA is a seven-day patch designed to deliver continuous levels of hormones through the skin and into the bloodstream, demonstrating efficacy comparable to oral contraceptives. The patch can be worn in discreet locations on the body to provide one of the most convenient forms of birth control available today. In a clinical study of ORTHO EVRA, adhesion of the patch was not affected by swimming, treadmill exercise or other activities.

The ORTHO EVRA transdermal system joins Ortho-McNeil Pharmaceutical's line of oral contraceptive innovations that includes ORTHO TRI-CYCLEN (norgestimate/ethinyl estradiol), which was the first oral contraceptive to gain FDA approval for the treatment of moderate acne. It is the leading prescription contraceptive product in the United States.



Families around the world rely on family planning products from Ortho-McNeil Pharmaceutical.


2-0
70 cm
MH
CAPROFYL
CF 127
ETHICON

Wound Closure

Providing More Than 70% Of the World's Surgical Sutures

With its over 70% market share of the world suture market, the ETHICON franchise manufactures and markets hundreds of needle-suture combinations, including the next generation needle point geometry with PROLENE suture for the growing cardiovascular surgery market, in addition to surgical meshes, drains and adhesives such as DERMABOND. Ethicon products have been renowned and respected for over 100 years for enhancing patient care through an innovative line of quality wound closure products. Recently launched in Latin America, the CAPROFYL Synthetic Suture allows for smooth passage through tissue with minimal reaction as compared with sutures made from natural materials.

Diagnostics

Leading the Way in Protecting The World's Blood Supply

When it comes to assuring the safety of the world's blood supply, Ortho-Clinical Diagnostics leads the way. The company pioneered the design of blood screening and testing systems aimed at assuring that blood transfusions are safe and free from known infectious diseases. It also is a global leader in the field of immunohematology, assuring patient-donor compatibility in blood transfusions.

Ortho-Clinical Diagnostics' leadership continues in hepatitis C virus testing. The company launched the first test that made it possible to detect antibodies to HCV in 1989, and maintains a leadership position with products like the ORTHO HCV 3.0 ELISA. The company's latest advance is an *in vitro* diagnostic assay for the direct detection of HCV core antigen. A marker of early infection in hepatitis C infected individuals, it is reducing the worldwide transmission of HCV infection through infected blood, as well as leading to improved patient therapy monitoring with the Total HCV Core Antigen Test.

Joe Mir, right, Ethicon business director, Latin America, shows Andres Hanssen, M.D., chief of surgical facilities, Hospital Miguel Perez Careno, Caracas, Venezuela, the new CAPROFYL Synthetic Suture.


ETHICON
CAPROFYL
Informe Médico



Jennifer Furness, group marketing director at Ortho-Clinical Diagnostics, is pictured with an ORTHO SUMMIT Processor, a blood screening instrument used by blood centers worldwide.

① **PEPCID Complete**, the first and only nonprescription, combination heartburn tablet developed specifically to safely and effectively stop acid indigestion fast and deliver long-lasting relief in a single tablet, was launched by Johnson & Johnson • Merck Consumer Pharmaceuticals.

Ortho-Neutrogena, a new dermatology group that combines Ortho Dermatological and the Neutrogena Professional Division, will bolster the pipeline of skin and hair care products used and prescribed by dermatologists.

Mitek, a division of Ethicon, was granted exclusive marketing rights to HydroCision Inc.'s high pressure fluid-jet technology in arthroscopic surgery, which allows surgeons to remove tissue or bone in areas with limited access without heat generation.

A global alliance provides for McNeil Nutritionals to market sucralose to retailers worldwide under the brand name SPLENDA, while Tate & Lyle Plc controls sucralose ingredient sales in certain North American markets. Sucralose is a no calorie sweetener with broad-based applications.

② **ACUVUE 2 *COLOURS*** Brand Contact Lenses, a new, technologically advanced soft color contact lens, was introduced by Vistakon, Division of Johnson & Johnson Vision Care, Inc., the leading contact lens maker. Available in seven shades, the lenses combine natural-looking color with the latest scientific advancements in vision technology.

Centocor entered into an agreement with Crucell for the development and commercialization of CD46-specific human antibodies for the treatment of cancer.


Pepcid Complete
NEW
①


②


③

DERMABOND Topical Skin Adhesive (2-octyl cyanoacrylate) from Ethicon received FDA approval for new labeling to reflect its use in sealing out the most common infection-causing bacteria. DERMABOND Adhesive, a topical skin adhesive that can be used to close surgical incisions and traumatic lacerations without stitches or staples, acts as a barrier to microbial penetration as long as the adhesive film remains intact.

Codman & Shurtleff, Inc. entered into a joint venture with Tricumed Medizintechnik GmbH, Germany, to form Codman Neuro Sciences Sarl. The new entity will acquire all properties related to the design and manufacture of Tricumed Medizintechnik's implantable drug pumps.

SHOWER TO SHOWER Refreshing Body Wash, a moisture-rich, creamy body wash that extends beyond basic cleansing to leave skin feeling especially soft and smooth, was launched by Johnson & Johnson Consumer Products Company.

Cordis Endovascular received FDA clearance to expand the range of interior vena cava diameters suitable for implantation of the TRAPEASE Permanent Vena Cava Filter by including those less than 18mm in diameter.

RETIN-A MICRO (tretinoin gel) microsphere, 0.1%, for the treatment of acne has been cleared for marketing by the Canadian drug regulatory authorities.

③ **RETAVASE** (reteplase), currently the U.S. market leader among fibrinolytics, is a recombinant biologic cardiology care product administered for the treatment of acute myocardial infarction, or heart attack, to improve blood flow in the heart. RETAVASE, from Centocor, is especially easy to administer, consisting of a simple two-bolus injection given 30 minutes apart.


St. Joseph

(4)


Aveeno
Skin Clarifying
TONER
Aveeno
Skin
Replenishing
CLEANSING LOTION
Aveeno
Skin Clarifying
CLEANSER

(6)

(7)

(5)


Topamax®
(topiramate capsules)
Sprinkle Capsules
25 mg
60 capsules
℞ only
Topamax®
(topiramate capsules)
Sprinkle Capsules
15 mg
60 capsules
℞ only



(4) **McNeil Consumer & Specialty Pharmaceuticals** has reintroduced ST. JOSEPH 81 mg Aspirin for adults as part of a doctor recommended treatment regimen for cardiac health. The American Heart Association recommends low strength aspirin to prevent subsequent heart attacks and strokes.

Ethicon, Inc. is marketing Lifecore Biomedical's GYNECARE INTERGEL adhesion prevention solution, the first non-site-specific gynecologic surgical adhesion barrier available in the U.S. for reducing adhesions following open gynecologic surgery.

Ortho-Clinical Diagnostics and Caprion Pharmaceuticals Inc. entered into an exclusive licensing agreement to develop the first human blood test for variant Creutzfeldt-Jacob disease, the human equivalent of bovine spongiform encephalopathy, known as "mad cow" disease.

(5) **TOPAMAX** (topiramate) tablets and sprinkle capsules were approved by the FDA as an adjunctive (add-on) treatment for adults and children (age 2-16) who suffer from seizures associated with Lennox-Gastaut Syndrome — a severe, debilitating form of epilepsy. TOPAMAX is marketed in the U.S. by Ortho-McNeil Pharmaceutical.

Johnson & Johnson's worldwide pharmaceutical research and development organization, encompassing Janssen Research Foundation and The R.W. Johnson Pharmaceutical Research Institute, has been renamed Johnson & Johnson Pharmaceutical Research & Development, L.L.C.

McNeil Nutritionals acquired from Mead Johnson Nutritionals the VIACTIV nutritional supplements business, best known for soft calcium chews.

(6) **AVEENO Facial Care** was introduced by Johnson & Johnson Consumer Products Company. The first comprehensive line of facial skin care products formulated with active soy, the products even out skin tone and texture, resulting in brighter, more radiant skin. Included are Skin Brightening Daily Moisturizer; Skin Brightening Daily Moisturizer with SPF 15; Skin Clarifying Cleanser; Skin Replenishing Cleansing Lotion; and Skin Clarifying Toner.

A worldwide alliance was formed between Johnson & Johnson and Celltech Group plc for the development of treatments for oral cancer.

Johnson & Johnson acquired Inverness Medical Technology, excluding certain businesses, in a stock-for-stock exchange. The acquired Inverness diabetes care products are primarily focused on the self-management of diabetes.

A study published in the *New England Journal of Medicine* suggests that RISPERDAL (risperidone), a prescription medication marketed by Janssen Pharmaceutica Products, can decrease the risk of relapse in long-term treatment of schizophrenia.

Cordis Corporation acquired TERAMed, Inc., developer of a proprietary, catheter-based system for the treatment of abdominal aortic aneurysms.

(7) **Neutrogena completed** a 200-kilowatt, $1.4 million solar power system at its Los Angeles, Calif., headquarters. Completed in partnership with the Los Angeles Department of Water and Power's Solar Incentive Program, the system covers 24,000 square feet of roof area and will help reduce the company's energy consumption by approximately 20 percent annually.


104
M
C

(8)



(10)

(9)


1 DAY
TREATMENT
MONISTAT
COMBINATION PACK

(11)



(8) **The INDUO System**, developed by LifeScan and NovoNordisk, is an innovative approach to diabetes management that combines into one device two of the daily activities that are essential for many people with diabetes — blood glucose monitoring and insulin delivery.

McNeil Consumer & Specialty Pharmaceuticals introduced Children's MOTRIN Non-Staining Dye-Free products, the first over-the-counter line of dye-free, liquid pain relievers and fever reducers for children.

BAND-AID Brand Adhesive Bandages expanded its line to provide a more complete method of promoting healing. Included are HURT-FREE Antiseptic Wash for cleansing, Pain & Itch Relief Adhesive Bandages with Benzocaine, and QUICK STOP Adhesive Bandages with calcium alginate to promote the blood clotting process.

BabyCenter, L.L.C. was acquired by Johnson & Johnson from eToys, Inc. Serving expectant and new mothers and fathers, BabyCenter.com is the largest and best-known online parenting resource. The BabyCenter websites also include ParentCenter.com and BabyCentre.co.uk.

The worldwide supply, distribution and development rights to Closure Medical Corporation's liquid bandage technology was acquired by Johnson & Johnson Consumer Products Company through a definitive agreement. Unlike ordinary bandages, BAND-AID Brand Liquid Bandage stops minor bleeding, reduces minor pain, and promotes fast healing on contact.

Cordis introduced its next generation coronary stent, Bx SONIC, in Europe and other countries outside the U.S. The Bx VELOCITY Coronary Stent was introduced in Japan late in 2001.

(9) **Personal Products Company** introduced MONISTAT 1 Combination Pack (miconazole nitrate), an effective, nonprescription topical treatment for vaginal yeast infections. It treats a yeast infection in just one day and starts to relieve symptoms immediately with an external cream.

A merger was completed between Johnson & Johnson and Heartport, Inc., which manufactures and markets less invasive cardiac surgery products that enable surgeons to perform a wide range of less invasive open-chest and minimally invasive heart operations, including stopped heart and beating heart procedures. It will operate as part of the CardioVations unit of Ethicon Products.

Ortho-Clinical Diagnostics received Premarket Approval from the FDA to market a random access diagnostic test for lgG antibody to the hepatitis C virus (HCV). The first of its kind that can be performed on an automated random access analyzer, the assay provides diagnostic laboratories with rapid results.

(10) **The LASSO** Circular Mapping Catheter was launched by Biosense Webster for atrial mapping. It is the first circular catheter capable of circumferentially mapping pulmonary veins, which allows the sequential assessment of pulmonary vein potentials for targeted therapy to achieve pulmonary vein isolation.

(11) **DePuy Orthopaedics** received FDA clearance to market RESTORE Orthobiologic Implant for rotator cuff application limited to the supraspinatus (a muscle). The RESTORE device, a circular patch made of 10 layers of porcine small intestine submucosa, is completely resorbed in three to four months after implantation to repair a weakened or damaged rotator cuff.

(12) **CLEAN & CLEAR** Concealing Treatment Stick was introduced by Johnson & Johnson Consumer Products Company. Available in two shades, it not only covers acne but also contains a maximum strength acne fighting ingredient to help clear up the skin. CLEAN & CLEAR is the number one brand in teenage facial skin care.

A long-term study of Ethicon's GYNECARE TVT Tension-Free Support for Incontinence, a minimally-invasive surgical option for stress urinary incontinence, demonstrates that there is no significant decline in efficacy even four to six years after treatment.

(13) **CONCERTA** (methylphenidate HCl), a prescription medication for attention deficit hyperactivity disorder, now the second most prescribed ADHD treatment in the U.S., was approved in the U.K. It is the first extended-release formulation of methylphenidate that lasts through 12 hours. Providing smooth, effective symptom control from morning through evening with just one dose, CONCERTA uses the patented tri-layer OROS delivery system developed by ALZA.

The PRECISE System, a self-expanding, crush-recoverable Nitinol-based stent for treatment of biliary obstructions (life-threatening blockages in the bile duct), has been introduced by Cordis Endovascular.

Johnson & Johnson K.K. in Japan, which acquired Janssen-Kyowa Co., Ltd., has changed the name of the wholly-owned subsidiary to Janssen Pharmaceutical K.K. The subsidiary develops, manufactures and markets prescription pharmaceutical products in Japan.

PROMOGRAN Protease-modulating Matrix from Ethicon Europe has been granted a CE mark in Europe. The wound treatment product is used to rebalance the chronic wound environment to promote healing.

(14) **Cordis** entered the rapid exchange market in the U.S. with two coronary stents, the Bx VELOCITY and the Bx VELOCITY with HEPACOAT on the RAPTORRAIL Stent Delivery System. The rapid exchange market segment is 60% and growing.

The FDA approved new labeling for Johnson & Johnson Wound Management's BIOPATCH Antimicrobial Dressing, recognizing its efficacy in reducing blood stream infections due to central venous or arterial catheter infection.

Johnson & Johnson Pharmaceutical Research & Development, L.L.C. and 3-Dimensional Pharmaceuticals, Inc. entered into a drug discovery alliance to apply proprietary technologies to discover and optimize small molecule drug leads directed to genomics targets.

Ortho Biotech Products, L.P. and Zeltia Group of Madrid, Spain, agreed to co-develop and co-market ET-743, Zeltia's anti-tumor compound under study for a variety of cancers. Ortho Biotech will market the compound globally, except in Europe, where Zeltia's Pharma Mar unit will market ET-743.

(15) **Ethicon Endo-Surgery** introduced the Generator 300, the latest generation ULTRACISION HARMONIC SCALPEL ultrasonic cutting and coagulation system. Providing improved power delivery to support more consistent cutting performance, the Generator 300 and new handpiece accommodate a hand switch adapter enabling precise manual operation of the system.

(12)


NEW!
CONCEALING
Treatment Stick
light
medium

(14)



(13)


CONCERTA XL
18 mg


ULTRACISION

(15)

Board of Directors



Gerard N. Burrow, M.D.
President and Chief Executive Officer, Sea Research Foundation



Joan G. Cooney
Chairman, Executive Committee, Sesame Workshop



James G. Cullen
Retired President and Chief Operating Officer, Bell Atlantic Corporation



Robert J. Darretta
Vice President, Finance, and Chief Financial Officer



James T. Lenehan
Vice Chairman, Board of Directors



John S. Mayo, Ph.D.
President Emeritus, AT&T Bell Laboratories



Leo F. Mullin
Chairman and Chief Executive Officer, Delta Air Lines, Inc.



Henry B. Schacht
Chairman, Lucent Technologies Inc.

Committees of the Board

Audit

The Audit Committee, composed entirely of non-employee Directors, helps the Board oversee the Company's accounting and reporting practices. It recommends independent public accountants for appointment by the Board and reviews their performance; monitors the adequacy of internal accounting practices, procedures and controls; and reviews all significant changes in accounting policies.

J. G. Cullen, Chairman
A. G. Langbo
L. F. Mullin
H. B. Schacht

Benefits

The Benefits Committee, composed entirely of non-employee Directors, reviews the management of the various retirement, pension, health and welfare plans that cover substantially all employees of the Company's domestic operations and employees of certain international subsidiaries. The Committee also monitors the performance of the trusts in which pension funds are invested.

J. G. Cooney, Chairperson
M. F. Singer, Ph.D.
J. W. Snow

Compensation

The Compensation Committee, composed entirely of non-employee Directors, reviews the compensation philosophy and policy of the non-Board Management Compensation Committee with respect to executive compensation, fringe benefits and other compensation matters. The Committee also administers the Company's stock option plans and determines the compensation of the members of the Executive Committee.

A. G. Langbo, Chairman
J. G. Cooney
J. G. Cullen
J. W. Snow



M. Judah Folkman, M.D.
Senior Associate in Surgery and Director at Children's Hospital and Professor of Cell Biology, Harvard Medical School



Ann D. Jordan
Former Director of the Social Services Department, Chicago Lying-In Hospital



Arnold G. Langbo
Retired Chairman of the Board and Chief Executive Officer, Kellogg Company



Ralph S. Larsen
Chairman, Board of Directors and Chief Executive Officer



Maxine F. Singer, Ph.D.
President, Carnegie Institution of Washington



John W. Snow
Chairman, President and Chief Executive Officer, CSX Corporation



William C. Weldon
Vice Chairman, Board of Directors



Robert N. Wilson
Senior Vice Chairman, Board of Directors

Finance
The Finance Committee exercises the management authority of the Board during the intervals between Board meetings.

R. S. Larsen, Chairman
R. N. Wilson
J. T. Lenehan
W. C. Weldon

Nominating and Corporate Governance
The Nominating and Corporate Governance Committee, composed entirely of non-employee Directors, is responsible for overseeing corporate governance matters, reviewing possible candidates for Board membership and recommending nominees for election. The Committee is also responsible for evaluating the function and performance of the Board and the Chief Executive Officer. Additionally, the Committee reviews the Company's management succession plans and executive resources.

H. B. Schacht, Chairman
G. N. Burrow, M.D.
A. D. Jordan
L. F. Mullin

Public Policy
The Public Policy Advisory Committee is composed of Board members and the Company's Vice President, Administration. It reviews the Company's policies, programs and practices on public health issues regarding the environment and the health and safety of employees, and advises and makes recommendations to the Board on such issues.

J. S. Mayo, Ph.D., Chairman
R. C. Deyo
M. J. Folkman, M.D.
A. D. Jordan

Science and Technology
The Science and Technology Advisory Committee is composed of Board members and the Company's Vice President, Science and Technology. It advises the Board on scientific matters that include major internal projects, interaction with academic and other outside research organizations, and the acquisition of technologies and products.

G. N. Burrow, M.D., Chairman
M. J. Folkman, M.D.
J. S. Mayo, Ph.D.
R. W. Ruddon, M.D., Ph.D.
M. F. Singer, Ph.D.

Corporate Officers and Company Group Chairmen

Corporate Officers

Ralph S. Larsen
Chairman, Board of Directors and
Chief Executive Officer
Chairman, Executive Committee

Robert N. Wilson
Senior Vice Chairman,
Board of Directors
Vice Chairman, Executive Committee

James T. Lenehan
Vice Chairman, Board of Directors
Executive Committee

William C. Weldon
Vice Chairman, Board of Directors
Executive Committee

J. Andrea Alstrup
Vice President, Advertising

Michael J. Carey
Vice President, Human Resources

Stephen J. Cosgrove
Corporate Controller

Robert J. Darretta
Vice President, Finance,
and Chief Financial Officer
Executive Committee

Russell C. Deyo
Vice President, Administration
Executive Committee

Michael J. Dormer
Franchise Group Chairman,
Medical Devices
Executive Committee

Roger S. Fine
Vice President, General Counsel
Executive Committee

Colleen A. Goggins
Worldwide Chairman,
Consumer & Personal Care Group
Executive Committee

Thomas M. Gorrie, Ph.D.
Vice President,
Government Affairs & Policy

JoAnn Heffernan Heisen
Vice President,
Chief Information Officer
Executive Committee

Willard D. Nielsen
Vice President, Public Affairs

John A. Papa
Treasurer

Brian D. Perkins
Worldwide Chairman,
Consumer Pharmaceuticals &
Nutritionals Group
Executive Committee

Per A. Peterson, M.D., Ph.D.
Chairman, Research & Development
Pharmaceuticals Group
Executive Committee

Larry G. Pickering
Vice President, Corporate Development

Christine A. Poon
Worldwide Chairman,
Pharmaceuticals Group
Executive Committee

Raymond W. Ruddon, M.D., Ph.D.
Vice President, Science and Technology

Michael H. Ullmann
Secretary,
Associate General Counsel

Company Group Chairmen

Robert W. Croce
William D. Dearstyne, Jr.
Carlos A. Gottschalk
Walter Hak
David P. Holveck
Dennis N. Longstreet
Eric P. Milledge
Patrick D. Mutchler
David Y. Norton
Gerald M. Ostrov
Samuel R. Saks, M.D.
Jose V. Sartarelli, Ph.D.
Joseph C. Scodari
Curt M. Selquist
Pericles P. Stamatiades
Gerard Vaillant
Nicholas J. Valeriani
Carol A. Webb

The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the Company's resources. In addition, several Executive Committee members serve as Chairmen of Group Operating Committees, which are comprised of managers who represent key operations within the groups, as well as management expertise in other specialized functions. These Committees oversee and coordinate the activities of domestic and international companies related to each of the Consumer, Pharmaceutical and Medical Devices & Diagnostics businesses. Operating management of each company is headed by a Chairman, President, General Manager or Managing Director who reports directly or through a line executive to a Group Operating Committee.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Overview

Record 2001 sales of $33.0 billion exceeded 2000 sales by $3.2 billion or 10.6% and marked the 69th year of consecutive positive sales growth. This growth was led by the strong performances of the Pharmaceutical and Medical Devices & Diagnostics segments. During 2001, the Company completed its merger with ALZA Corporation, a research-based pharmaceutical company with innovative drug delivery technologies and completed the acquisition of Inverness Medical Technology, a supplier of LifeScan's electromechanical products. These investments are part of the Company's continuing commitment to build a strong science and technology-based business.

The balance sheet remains strong with cash generated from worldwide operations at a record $8.9 billion in 2001. Cash dividends per share paid to shareowners in 2001 increased by 12.9% over 2000 and represented the 39th consecutive year of cash dividend increases. The Company continues to be one of a few companies with a Triple A credit rating.

The Company's objective is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. In 2001, $3.6 billion or 10.9% of sales was invested in research and development, recognizing the importance of on-going development of new and differentiated products and services.

The Company's system of management operates on a decentralized basis. With more than 190 operating companies located in 54 countries, the Company views this management philosophy as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to shareowners.

Unifying the management team and the Company's dedicated employees in achieving these objectives is the Johnson & Johnson Credo. The Credo provides a common set of values and serves as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareowners. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

Description of Business

The Company and its subsidiaries have 101,800 employees worldwide and are engaged in the manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world. The Company's primary interest, both historically and currently, has been in products related to human health and well-being.

The Company is organized on the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of domestic and international companies which span the Consumer, Pharmaceutical and Medical Devices & Diagnostics businesses. Each international subsidiary is, with some exceptions, managed by citizens of the country where it is located.

In all its product lines, the Company competes with companies both large and small, located in the United States of America and abroad. Competition is strong in all lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant and results from time to time in product and process obsolescence. The development of new and improved products is important to the Company's success in all areas of its business. This competitive environment requires substantial investments in continuing research and in multiple sales forces. In addition, the winning and retention of customer acceptance of the Company's consumer products involves heavy expenditures for advertising, promotion and selling.

Sales to Customers
Millions of Dollars



92
01
0
7,000
14,000
21,000
28,000
35,000
Domestic
International

Sales and Earnings

In 2001, worldwide sales increased 10.6% to $33.0 billion, compared to increases of 6.6% in 2000 and 14.8% in 1999. In 2001, sales to three distributors, McKesson HBOC, Cardinal Distribution and AmerisourceBergen Corp., accounted for 10.4%, 10.3% and 10.2%, respectively, of total revenues. Excluding the impact of foreign currencies, worldwide sales increased 13.2% in 2001, 9.9% in 2000 and 16.7% in 1999.

Net Earnings
Millions of Dollars



92
98
98*
01
0
1,200
2,400
3,600
4,800
6,000

**1998 results excluding Restructuring and In-Process R&D charges.*

Worldwide net earnings for 2001 were $5.7 billion, reflecting a 14.4% increase over 2000. Worldwide net earnings per share for 2001 equaled $1.84 per share, an increase of 14.3% from the

$1.61 net earnings per share in 2000. Excluding the impact of special charges, worldwide net earnings were $5.9 billion and net earnings per share were $1.91, representing an increase of 18.0% and 17.2%, respectively, over 2000. The after-tax special charges taken in 2001 include $126 million related to the ALZA merger completed on June 22, 2001, and $105 million of in-process research and development (IPR&D) costs associated with the acquisitions of Inverness Medical Technology and TERAMed, Inc. that were completed in the fourth quarter.

Worldwide net earnings for 2000 were $5.0 billion, reflecting a 15.9% increase over 1999. Worldwide net earnings per share for 2000 equaled $1.61 per share, an increase of 15.8% from the $1.39 net earnings per share in 1999. Excluding the impact of special charges, worldwide net earnings were $5.0 billion and net earnings per share were $1.63, representing an increase of 14.9% and 14.8%, respectively, over 1999. The special charges taken in 2000 included IPR&D costs associated with the acquisitions of Atrionix, Inc. and Crescendo of $66 million, net of a favorable adjustment of $21 million to the costs associated with the 1998 global manufacturing restructuring charge. Other income and expense included gains related to the sale of certain equity securities.

Worldwide net earnings for 1999 were $4.3 billion, reflecting a 37.8% increase over 1998. Worldwide net earnings per share for 1999 equaled $1.39 per share, an increase of 36.3% from the $1.02 net earnings per share in 1998. Excluding the impact of special charges, worldwide net earnings were $4.3 billion and net earnings per share were $1.42, representing an increase of 14.8% and 14.5%, respectively over 1998. The special charges included costs associated with the Centocor and SEQUUS mergers in 1999 and the reconfiguration of the worldwide manufacturing network and IPR&D charges in 1998.

Average diluted shares of common stock outstanding were 3.1 billion in 2001, 2000 and 1999.

Sales by domestic companies were $20.2 billion in 2001, $17.7 billion in 2000 and $15.9 billion in 1999. This represents an increase of 14.1% in 2001, 11.2% in 2000 and 20.1% in 1999.

Sales by international companies were $12.8 billion in 2001, $12.1 billion in 2000 and $12.1 billion in 1999. This represents an increase of 5.4% in 2001, 0.4% in 2000 and 8.4% in 1999. Excluding the impact of the foreign currency fluctuations over the past three years, international company sales increased 11.8% in 2001, 7.9% in 2000 and 12.4% in 1999.

All geographic areas throughout the world posted operational gains during 2001. Excluding the effect of exchange rate fluctuations between the U.S. dollar and foreign currencies, sales increased 11.2% in Europe, 10.6% in the Western Hemisphere (excluding the U.S.) and 13.0% in the Asia-Pacific, Africa regions.

The Company achieved an annual compound growth rate of 10.1% for worldwide sales for the 10-year period since 1991 with domestic sales growing at a rate of 12.2% and international sales growing at a rate of 7.5%. Worldwide net earnings achieved a 10-year annual growth rate of 16.1%, while earnings per share grew at a rate of 15.4%. For the last five years, the annual compound growth rate for sales was 8.5%. The annual compound growth rate for net earnings was 13.9%, and the annual compound growth rate for earnings per share was 13.4%. Excluding the impact of foreign currency fluctuations, the annual compound growth rate for sales for the 5-year period and 10-year period was 11.3% and 11.9%, respectively.

Distribution of Sales Revenues

The distribution of sales revenues for 2001, 2000 and 1999 was:

	2001	2000	1999
Employment costs	23.5%	23.8%	23.3%
Costs of materials and services	46.4	47.3	49.7
Depreciation and amortization of property and intangibles	4.9	5.3	5.4
Taxes other than payroll	7.3	6.9	6.2
Earnings reinvested in business	11.0	10.8	10.0
Cash dividends paid	6.2	5.8	5.3
Special charges/IPR&D	0.7	0.1	0.1

Cost and Expenses

Research activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of the consumer. Worldwide costs of research activities, excluding the special charges and IPR&D, were as follows:

(Millions of Dollars)	2001	2000	1999
Research expense	$ 3,591	3,105	2,768
Percent increase over prior year	15.7%	12.2%	10.5%
Percent of sales	10.9	10.4	9.9

Research expense as a percent of sales for the Pharmaceutical segment was 16.6% for 2001, 16.4% for 2000 and 15.7% for 1999 while averaging 6.2%, 6.0% and 6.0% in the other two segments for 2001, 2000 and 1999, respectively.

Research Expense

Millions of Dollars



92
01
0
720
1,440
2,160
2,880
3,600

Advertising expenses, which are comprised of television, radio, print media, as well as Internet advertising, were $1.43 billion in 2001, $1.37 billion in 2000 and $1.43 billion in 1999.

The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company or its subsidiaries are parties to a number of proceedings brought under the Comprehensive

Environmental Response, Compensation and Liability Act, commonly known as Superfund, and comparable state laws, in which primary relief sought is the cost of past and future remediation. While it is not feasible to predict or determine the outcome of these proceedings, in the opinion of the Company, such proceedings would not have a material adverse effect on the results of operations, cash flows or financial position of the Company.

Worldwide sales do not reflect any significant degree of seasonality; however, spending has been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for advertising and research grants.

The worldwide effective income tax rate was 28.2% in 2001, 27.9% in 2000 and 27.3% in 1999. Refer to Note 8 for additional information.

Segments of Business

Financial information for the Company's three worldwide business segments is summarized below. See Note 12 for additional information on segments of business.

Sales by Segment of Business
Millions of Dollars



99
%
24.5
40.1
$28,007
00
%
23.1
42.4
$29,846
01
%
21.1
45.0
$33,004
Consumer
Pharmaceutical
Medical Devices & Diagnostics

Sales			Increase	
(Millions of Dollars)	2001	2000	Amount	Percent
Consumer	$ 6,962	6,904	58	0.8%
Pharmaceutical	14,851	12,661	2,190	17.3
Med Devices & Diag	11,191	10,281	910	8.9
Worldwide total	$33,004	29,846	3,158	10.6%

Operating Profit by Segment of Business
Millions of Dollars



99(3)
% 11.3
61.7
$6,050
00(2)
% 12.4
63.2
$6,957
01(1)
% 12.7
62.1
$7,933
Consumer
Pharmaceutical
Medical Devices & Diagnostics

(1) 2001 results include special charges related to the ALZA merger and In-Process Research and Development. Excluding these charges, operating profit as a percentage of sales for the Pharmaceutical segment was 34.2% and Medical Devices & Diagnostics segment was 18.8%.

(2) 2000 results include special charges related to In-Process Research and Development and a gain related to restructuring. Excluding these charges, operating profit as a percentage of sales was: Consumer segment 12.2%, Pharmaceutical segment 34.8% and Medical Devices & Diagnostics segment 17.0%.

(3) 1999 results include special charges related to the Centocor and SEQUUS mergers. Excluding these charges, operating profit as a percentage of sales for the Pharmaceutical segment was 34.0%.

Operating Profit			Percent of Sales	
(Millions of Dollars)	2001[1]	2000[2]	2001	2000
Consumer	$1,004	867	14.4%	12.6%
Pharmaceutical	4,928	4,394	33.2	34.7
Med Devices & Diag	2,001	1,696	17.9	16.5
Segments total	7,933	6,957	24.0	23.3
Expenses not allocated to segments	(35)	(89)		
Earnings before taxes on income	$7,898	6,868	23.9%	23.0%

(1) 2001 results include special charges related to the ALZA merger and In-Process Research and Development. Excluding these charges, operating profit as a percentage of sales for the Pharmaceutical segment was 34.2% and Medical Devices & Diagnostics segment was 18.8%.

(2) 2000 results include special charges related to In-Process Research and Development and a gain related to restructuring. Excluding these charges, operating profit as a percentage of sales was: Consumer segment 12.2%, Pharmaceutical segment 34.8% and Medical Devices & Diagnostics segment 17.0%.

Consumer

The Consumer segment's principal products are personal care and hygienic products, including nonprescription drugs, adult skin and hair care products, baby care products, oral care products, first aid products and sanitary protection products. Major brands include NEUTROGENA skin and hair care products; AVEENO skin care products; BAND-AID Brand Adhesive Bandages; BENECOL food products; CAREFREE Panty Shields; CLEAN & CLEAR teen skin care products; IMODIUM A-D, an antidiarrheal; JOHNSON'S Baby line of products; JOHNSON'S pH5.5 skin and hair care products; MONISTAT, a remedy for vaginal yeast infections; adult and children's MOTRIN IB analgesic products; MYLANTA gastrointestinal products and PEPCID AC Acid Controller from the Johnson & Johnson • Merck Consumer Pharmaceuticals Co.; o.b. Tampons; PENATEN and NATUSAN baby care products; PIZ BUIN and SUNDOWN sun care products; REACH toothbrushes; RoC skin care products; SHOWER TO SHOWER personal care products; SPLENDA, a non-caloric sugar substitute; STAYFREE sanitary protection products; and the broad family of TYLENOL acetaminophen products. These products are marketed principally to the general public and distributed both to wholesalers and directly to independent and chain retail outlets.

Consumer segment sales in 2001 were $7.0 billion, an increase of 0.8% over 2000. Domestic sales increased by 0.8% while international sales gains in local currency of 7.6% were offset by a negative currency impact of 6.7%. Consumer sales experienced strong growth in McNeil Nutritionals' SPLENDA sweetener products and the recently acquired VIACTIV brand calcium supplement. Solid growth also was achieved in the skin care franchise, which includes the NEUTROGENA, RoC, AVEENO and CLEAN & CLEAR product lines.

During the fourth quarter of 2001, the Company introduced NEUTROGENA Men's Line, consisting of eight premium skin care products that provide dermatologist tested, clinically proven solutions to men's skin care problems.

Consumer segment sales in 2000 were $6.9 billion, an increase of 0.6% over 1999. Domestic sales increased by 2.5% while international sales gains in local currency of 5.0% were offset by a negative currency impact of 6.6%. Consumer sales were led by continued strength in the skin care franchise, which includes the NEUTROGENA, RoC, AVEENO and CLEAN & CLEAR product lines, as well as strong performances from the JOHNSON'S line of baby skin care products. During 2000, the Company acquired the ST. JOSEPH aspirin business. The acquisition is the first entry into the cardio-protective aspirin market by McNeil Consumer & Specialty Pharmaceuticals, the world leader in over-the-counter analgesics.

Consumer segment sales in 1999 were $6.9 billion, an increase of 5.2% over 1998. Domestic sales increased by 10.4% while international sales declined by 0.2%. International sales gains in local currency of 7.0% were offset by a negative currency impact of 7.2%. During 1999, the Company launched various products that included BENECOL, the dietary ingredient stanol ester that aids in the reduction of cholesterol, and also completed the acquisition of the AVEENO brand products.

Pharmaceutical

The Pharmaceutical segment's principal worldwide franchises are in the antifungal, anti-infective, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, psychotropic (central nervous system) and urology fields. These products are distributed both directly and through wholesalers for use by health care professionals and the general public. Prescription drugs in the antifungal field include NIZORAL (ketoconazole), SPORANOX (itraconazole), TERAZOL (terconazole) and DAKTARIN (miconazole nitrate) antifungal products. Prescription drugs in the anti-infective field include FLOXIN (ofloxacin) and LEVAQUIN (levofloxacin). Prescription drugs in the cardiovascular field include RETAVASE (reteplase), a recombinant biologic cardiology care product for the treatment of acute myocardial infarction to improve blood flow to the heart, and REOPRO (abciximab) for the treatment of acute cardiac disease. Prescription drugs in the contraceptive field include ORTHO-NOVUM (norethindrone/ethinyl estradiol) and TRICILEST (norgestimate/ethinyl estradiol, sold in the U.S. as ORTHO TRI-CYCLEN) group of oral contraceptives. Prescription drugs in the dermatology field include RETIN-A MICRO (tretinoin), a dermatological cream for acne. Prescription drugs in the gastrointestinal field include ACIPHEX (rabeprazole sodium, sold outside the U.S. as PARIET), a proton pump inhibitor for treating erosive gastroesophageal reflux disease (GERD) and duodenal ulcers; IMODIUM (loperamide HCl), an antidiarrheal; MOTILIUM (domperidone), a gastrointestinal mobilizer; and REMICADE (infliximab), a novel monoclonal antibody for treatment of certain Crohn's disease patients. REMICADE is also indicated for the treatment of rheumatoid arthritis.

Prescription drugs in the hematology field include EPREX (Epoetin alfa, sold in the U.S. as PROCRIT), a biotechnology derived version of the human hormone erythropoietin that stimulates red blood cell production. Prescription drugs in the immunology field include ORTHOCLONE OKT3 (muromonab-CD3), for reversing the rejection of kidney, heart and liver transplants. Prescription drugs in the neurology field include TOPAMAX (topiramate), REMINYL (galantamine) and STUGERON (cinnarizine). Prescription drugs in the oncology field include DOXIL (doxorubicin), an anti-cancer treatment, ERGAMISOL (levamisole hydrochloride), a colon cancer drug, and LEUSTATIN (cladribine), for hairy cell leukemia. Prescription drugs in the psychotropics (central nervous system) field include antipsychotic drugs RISPERDAL (risperidone) and HALDOL (haloperidol), and CONCERTA (methylphenidate) for attention deficit hyperactivity disorder. Prescription drugs in the pain management field include DURAGESIC (fentanyl transdermal system, sold abroad as DUROGESIC), a transdermal patch for chronic pain; and ULTRAM (tramadol hydrochloride), an analgesic for moderate to moderately severe pain. Prescription drugs in the urology field include DITROPAN XL (oxybutynin) for the treatment of overactive bladder.

Johnson & Johnson markets over 100 prescription drugs around the world, with 31.0% of the sales generated outside the United States of America. Thirty-three drugs sold by the Company had 2001 sales in excess of $50 million, with 20 of them in excess of $100 million.

Pharmaceutical segment sales in 2001 were $14.9 billion, an increase of 17.3% over 2000 including 21.3% growth in domestic sales. Operationally, international sales increased 14.2% but were partially offset by a negative currency impact of 4.9%. Worldwide sales gains in local currency of 19.0% were partially offset by a negative currency impact of 1.7%.

Sales growth reflects the strong performance of PROCRIT/EPREX, RISPERDAL, DURAGESIC, CONCERTA, REMICADE, ULTRAM, TOPAMAX, and ACIPHEX/PARIET. Sales of PROCRIT/EPREX accounted for 10.4% of total Company revenues for 2001.

During the fourth quarter of 2001, the Company received U.S. Food and Drug Administration (FDA) approval for ORTHO EVRA, the first birth control patch. ORTHO EVRA is a thin, beige patch that delivers continuous levels of the hormones norelgestromin and ethinyl estradiol (progestin and estrogen, respectively) through the skin and into the bloodstream. The patch is worn for one week at a time and is replaced on the same day of the week for three consecutive weeks. The fourth week is "patch-free."

The Company also filed several new drug applications with the FDA in December 2001. These include LEVAQUIN for the treatment of nosocomial pneumonia, an orally disintegrating formulation of RISPERDAL and a synthetic oral solution of REMINYL for Alzheimer's disease.

Pharmaceutical segment sales in 2000 were $12.7 billion, an increase of 12.7% over 1999 including 21.4% growth in domestic sales. Operationally, international sales increased 7.6% but were more than offset by a negative currency impact of 8.9%. Worldwide sales gains in local currency of 16.1% were partially offset by a negative currency impact of 3.4%. Sales growth reflects the strong performance of PROCRIT/EPREX, RISPERDAL, DURAGESIC, LEVAQUIN, REMICADE, ULTRAM, TOPAMAX, ACIPHEX/PARIET and the oral contraceptive line of products. Sales growth was partially offset by restricted access to or limited indications for PROPULSID/PREPULSID in a number of markets around the world.

Pharmaceutical segment sales in 1999 were $11.2 billion, an increase of 20.7% over 1998, including 28.9% growth in domestic sales. International sales increased 9.4% as sales gains in local currency of 13.5% were offset by a negative currency impact of

4.1%. Worldwide growth reflected the strong performance of PROCRIT, RISPERDAL, DURAGESIC, LEVAQUIN, and the oral contraceptive line of products.

Significant research activities continued in the Pharmaceutical segment, increasing to $2.5 billion or 16.6% of sales in 2001. This represents an increase of 18.6% over 2000 and a compound annual growth rate of approximately 13.6% for the five-year period since 1996. Johnson & Johnson Pharmaceutical Research & Development, L.L.C., formerly known as the Janssen Research Foundation and the R.W. Johnson Pharmaceutical Research Institute, is the worldwide pharmaceutical research organization with additional research conducted by Centocor, ALZA and through a collaboration with the James Black Foundation in London, England.

Medical Devices & Diagnostics

The Medical Devices & Diagnostics segment includes a broad range of products used by or under the direction of health care professionals. These include suture and mechanical wound closure products, surgical equipment and devices, wound management and infection prevention products, interventional and diagnostic cardiology products, diagnostic equipment and supplies, joint replacements and disposable contact lenses. These products are used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. Acquisitions in the Medical Devices & Diagnostics segment during recent years have been an integral part of an ongoing process to transform this segment from what was once principally a medical supply business to one serving a range of higher technology medical specialties.

Worldwide sales in 2001 of $11.2 billion in the Medical Devices & Diagnostics segment represented an increase of 8.9% over 2000. Domestic sales were up 12.2%, while international sales increased 5.0% as sales gains in local currency of 12.0% were offset by a negative currency impact of 7.0%. Worldwide sales gains in local currency of 12.1% were reduced by 3.2% due to the strength of the U.S. dollar. Strong sales growth from Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal products; Ethicon's wound closure, surgical sports medicine and women's health products; Ethicon Endo-Surgery's minimally invasive surgical and vascular access products, and LifeScan's blood glucose monitoring products were the primary contributors to the Medical Devices and Diagnostics segment growth.

In the fourth quarter of 2001, Cordis announced the FDA approval of the Bx VELOCITY Coronary Stent with HEPACOAT on the RAPTORRAIL Stent Delivery System (rapid exchange). The stent is coated with heparin, a blood-thinning agent used to reduce the risk of clot formation. In addition, Cordis completed the acquisition of TERAMed, Inc., a privately held company developing a proprietary, catheter-based system for the treatment of abdominal aortic aneurysms.

In November 2001, the Company completed the acquisition of Inverness Medical Technology, a manufacturer and developer of advanced blood glucose monitoring products. Inverness is now a wholly owned subsidiary of Johnson & Johnson and together with Johnson & Johnson's LifeScan business unit forms our leading blood glucose monitoring franchise. Inverness Medical Technology was acquired in order to provide technology for the development of future products.

Additionally, Vistakon introduced ACUVUE 2 *COLOURS* Brand Contact Lenses, which provides exceptional comfort and handling in a soft frequent replacement color contact lens. ACUVUE 2 *COLOURS* is a two-week, daily wear lens available with or without vision correction in seven natural-looking colors. The unique COLOURS-WRAPPED-IN-COMFORT design eliminates the color touching the eye, while offering natural color depth.

Worldwide sales in 2000 of $10.3 billion in the Medical Devices & Diagnostics segment represented an increase of 3.7% over 1999. Domestic sales were up 4.0%, while international sales increased 3.4% as sales gains in local currency of 10.3% were offset by a negative currency impact of 6.9%. Worldwide sales gains in local currency of 6.9% were reduced by 3.2% due to the strength of the U.S. dollar. Strong sales growth from Cordis' coronary and endovascular stents, DePuy's spinal products, Ethicon's MITEK suture anchors and Gynecare's women's health products, Ethicon Endo-Surgery's MAMMOTOME breast biopsy system and ULTRACISION Harmonic Scalpel and Vistakon's disposable contact lens products were the primary contributors to the Medical Devices & Diagnostics segment growth.

Worldwide sales in 1999 of $9.9 billion in the Medical Devices & Diagnostics segment represented an increase of 15.7% over 1998. Domestic sales increased 16.9%, while international sales gains in local currency of 15.7% were partially offset by the strength of the U.S. dollar. In the fourth quarter, Cordis launched the new Bx VELOCITY coronary stent in Europe, where it has been well received by the medical community. Ethicon's new products included: PRONOVA Poly (hexafluoropropylene-VDF) Suture, a synthetic nonabsorbable monofilament for cardiovascular and vascular surgery and SURGIFOAM Absorbable Gelatin Sponge USP, which has been proven in surgery for over 50 years in Europe and has given Ethicon a full line of hemostasis products. In 1999, Ethicon also received approval for Gynecare's THERMACHOICE II Uterine Balloon Therapy System, the latex-free next generation ablation technology system used for excessive uterine bleeding.

Geographic Areas

The Company's sales by major geographic area are presented below:

Sales *(Millions of Dollars)*	2001	2000	Increase Amount	Increase Percent
United States	$20,204	17,707	2,497	14.1%
Europe	6,853	6,365	488	7.7
Western Hemisphere excluding U.S.	2,142	2,084	58	2.8
Asia-Pacific, Africa	3,805	3,690	115	3.1
Worldwide total	$33,004	29,846	3,158	10.6%

International sales were negatively impacted by the translation of local currency operating results into U.S dollars in all regions. Average exchange rates to the dollar have declined each year since 1995. See Note 12 for additional information on geographic areas.

Sales by Geographic Area of Business

Millions of Dollars



99
% 56.8
7.2
$28,007
00
% 59.3
7.0
$29,846
01
% 61.2
6.5
$33,004
United States
Western Hemisphere excluding U.S.
Europe
Asia-Pacific, Africa

Liquidity and Capital Resources

Cash generated from operations and selected borrowings provides the major source of funds for the growth of the business, including working capital, additions to property, plant and equipment and acquisitions. Cash and current marketable securities totaled $8.0 billion at the end of 2001 as compared with $6.8 billion at the end of 2000. For the year ended December 30, 2001, there was a change in the timing of salary increases and bonuses to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation and performance. The result of this change was an increase of approximately $450 million in accrued salaries, wages and commissions in the balance sheet at December 30, 2001 and results in a corresponding increase in cash flows from operating activities.

Total unused credit available to the Company approximates $3.0 billion, including $1.5 billion of credit commitments with various banks worldwide that expire on October 3, 2002. The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note (MTN) program. No MTNs were issued in 2001. At December 30, 2001, the Company had $1.8 billion remaining on its shelf registration. The Company continues to be one of a few companies with a Triple A credit rating.

Total borrowings at the end of 2001 and 2000 were $2.8 billion and $4.7 billion, respectively. In 2001 net cash (cash and current marketable securities net of debt) was $5.2 billion. In 2000, net cash (cash and current marketable securities net of debt) was $2.1 billion. Total debt represented 10.3% of total capital (shareowners' equity and total debt) in 2001 and 18.6% of total capital in 2000. Shareowners' equity per share at the end of 2001 was $7.95 compared with $6.77 at year-end 2000, an increase of 17.4%. For the period ended December 30, 2001, there were no material cash commitments. A summary of borrowings can be found in Note 6.

On February 13, 2002, the Company announced a stock repurchase program of up to $5 billion with no time limit on this program.

Financial Instruments

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of existing foreign currency assets and liabilities and to hedge future foreign currency product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from December 30, 2001 market rates would increase the unrealized value of the Company's forward contracts by $233 million. Conversely, a 10% depreciation of the U.S. Dollar from December 30, 2001 market rates would decrease the unrealized value of the Company's forward contracts by $285 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future earnings and cash flows.

The Company enters into currency swap contracts to manage the Company's exposure to changes in currency exchange rates and hedge foreign currency denominated assets and liabilities. The impact of a 1% change in interest rates on the Company's interest rate sensitive financial instruments would be immaterial.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and the Company does not have significant exposure to any one counterparty. Management believes the risk of loss is remote.

Changing Prices and Inflation

Johnson & Johnson is aware that its products are used in a setting where, for more than a decade, policymakers, consumers and businesses have expressed concern about the rising cost of health care. In response to these concerns, Johnson & Johnson has a long-standing policy of pricing products responsibly. For the period 1991–2001, in the United States, the weighted average compound annual growth rate of Johnson & Johnson price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI) for the period.

Inflation rates, even though moderate in many parts of the world during 2001, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

Key Accounting Policies and New Accounting Pronouncements

As previously described, the Company is engaged in the manufacture and sale of products in the healthcare field. Due to the nature of the business, it is unlikely that any accounting policies, that are open to interpretation, could have a material effect on the Company's results of operations. Certain key accounting policies that may affect the results of the Company are the timing of revenue recognition and the fact that all research and development expenses are expensed as incurred. Note 1 to the consolidated financial statements describes the Company's other significant accounting policies.

During 2001, the Emerging Issues Task Force (EITF) reached a consensus on "Accounting for Certain Sales Incentives" (EITF 00-14) that addresses the recognition, measurement and statement of earnings classification of certain sales incentives. Additionally, EITF Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products" (EITF 00-25) addresses the classification in the statement of earnings of consideration from a vendor to an entity that purchases the vendor's products for resale. These pronouncements are effective beginning with the first quarter of 2002. The impact of these pronouncements on the Company's financial statements will result in a corresponding reduction in sales and expenses estimated at $160 million, $132 million and $132 million for 2001, 2000 and 1999, respectively, for EITF 00-14, and $518 million, $533 million and $518 million for 2001, 2000 and 1999, respectively, for EITF 00-25.

In June 2001, the Financial Accounting Standards Board (FASB) issued pronouncement SFAS No. 141, "Business Combinations" (SFAS 141) which requires that the purchase method of accounting must be used for all business combinations initiated after June 30, 2001 and eliminates the use of the pooling-of-interests method of accounting. SFAS 141 also further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142, "Goodwill and other Intangible Assets" (SFAS 142) effective January 1, 2002 was also issued by the FASB in June 2001. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with a determinable useful life will continue to be amortized while the amortization of goodwill and other intangible assets acquired prior to June 30, 2001 will be eliminated upon adoption of SFAS 142. The rules established by SFAS 142 were applied immediately to goodwill and other intangible assets acquired after June 30, 2001. See Notes 7 and 17 for additional information.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which addresses the accounting and reporting of an entity's legal obligations associated with the retirement of long-lived assets due to an acquisition, development or normal operation of the asset. The pronouncement is effective for the fiscal year beginning after June 15, 2002. In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) that is effective for the first quarter of 2002. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of as previously defined in that Opinion. The implementations of SFAS 143 and SFAS 144 are not expected to have a material effect on the Company's results of operations, cash flows or financial position.

Common Stock Market Prices

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges (adjusted for the 2-for-1 stock split effective May 22, 2001) for Johnson & Johnson common stock during 2001 and 2000 were:

	2001		2000	
	High	Low	High	Low
First quarter	$52.34	40.25	48.47	33.07
Second quarter	54.20	42.60	50.94	35.00
Third quarter	57.60	50.00	50.72	45.13
Fourth quarter	60.97	53.05	52.97	44.60
Year-end close	59.86		52.53	

Cash Dividends Paid

The Company increased its dividends in 2001 for the 39th consecutive year. Cash dividends paid were $0.70 per share in 2001 compared with dividends of $0.62 per share in 2000 and $0.55 per share in 1999. The dividends were distributed as follows:

	2001	2000	1999
First quarter	$ .16	.14	.13
Second quarter	.18	.16	.14
Third quarter	.18	.16	.14
Fourth quarter	.18	.16	.14
Total	$ .70	.62	.55

On January 2, 2002, the Board of Directors declared a regular cash dividend of $0.18 per share, paid on March 12, 2002 to shareowners of record as of February 19, 2002.

The Company expects to continue the practice of paying regular cash dividends.

Cautionary Factors That May Affect Future Results

This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words like "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, the Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. The Company's report on Form 10-K for the year ended December 30, 2001 that will be filed in March 2002, will contain, as an Exhibit, a discussion of various factors that could cause actual results to differ from expectations. Prior to that filing, investors should reference the Company's report on Form 10-K for the fiscal year ended December 31, 2000. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets

At December 30, 2001 and December 31, 2000 (Dollars in Millions) (Note 1)	2001	2000
Assets		
Current assets		
Cash and cash equivalents (Notes 1, 14 and 15)	$ 3,758	4,278
Marketable securities (Notes 1, 14 and 15)	4,214	2,479
Accounts receivable trade, less allowances for doubtful accounts $197 (2000, $182)	4,630	4,601
Inventories (Notes 1 and 2)	2,992	2,905
Deferred taxes on income (Note 8)	1,192	1,174
Prepaid expenses and other receivables	1,687	1,254
Total current assets	18,473	16,691
Marketable securities, non-current (Notes 1, 14 and 15)	969	657
Property, plant and equipment, net (Notes 1 and 3)	7,719	7,409
Intangible assets, net (Notes 1 and 7)	9,077	7,535
Deferred taxes on income (Note 8)	288	240
Other assets	1,962	1,713
Total assets	$38,488	34,245
Liabilities and Shareowners' Equity		
Current liabilities		
Loans and notes payable (Note 6)	$ 565	1,489
Accounts payable	2,838	2,122
Accrued liabilities	3,135	2,793
Accrued salaries, wages and commissions	969	529
Taxes on income	537	322
Total current liabilities	8,044	7,255
Long-term debt (Note 6)	2,217	3,163
Deferred tax liability (Note 8)	493	255
Employee related obligations (Note 5)	1,870	1,804
Other liabilities	1,631	1,373
Shareowners' equity		
Preferred stock—without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock—par value $1.00 per share (Note 20) (authorized 4,320,000,000 shares; issued 3,119,842,000 shares)	3,120	3,120
Note receivable from employee stock ownership plan (Note 16)	(30)	(35)
Accumulated other comprehensive income (Note 11)	(530)	(461)
Retained earnings	23,066	18,113
	25,626	20,737
Less: common stock held in treasury, at cost (Note 20) (72,627,000 and 105,218,000)	1,393	342
Total shareowners' equity	24,233	20,395
Total liabilities and shareowners' equity	$38,488	34,245

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings

(Dollars in Millions Except Per Share Figures) (Note 1)	2001	2000	1999
Sales to customers	$33,004	29,846	28,007
Cost of products sold	9,536	8,908	8,498
Gross profit	23,468	20,938	19,509
Selling, marketing and administrative expenses	11,992	11,218	10,756
Research expense	3,591	3,105	2,768
Purchased in-process research and development (Note 17)	105	66	—
Interest income	(456)	(429)	(266)
Interest expense, net of portion capitalized (Note 3)	153	204	255
Other (income) expense, net	185	(94)	119
	15,570	14,070	13,632
Earnings before provision for taxes on income	7,898	6,868	5,877
Provision for taxes on income (Note 8)	2,230	1,915	1,604
Net earnings	$ 5,668	4,953	4,273
Basic net earnings per share (Notes 1 and 19)	$ 1.87	1.65	1.43
Diluted net earnings per share (Notes 1 and 19)	$ 1.84	1.61	1.39

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity

(Dollars in Millions) (Note 1)	Total	Comprehensive Income	Retained Earnings	Note Receivable From Employee Stock Ownership Plan (ESOP)	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 3, 1999	$ 14,674		12,375	(44)	(333)	3,120	(444)
Net earnings	4,273	4,273	4,273				
Cash dividends paid	(1,479)		(1,479)				
Employee compensation and stock option plans	428		(401)				829
Repurchase of common stock	(840)						(840)
Business combinations	2						2
Other comprehensive income, net of tax:							
Currency translation adjustment	(155)	(155)			(155)		
Unrealized gains (losses) on securities	89	89			89		
Reclassification adjustment		11					
Total comprehensive income		4,218					
Note receivable from ESOP	3			3			
Balance, January 2, 2000	$ 16,995		14,768	(41)	(399)	3,120	(453)
Net earnings	4,953	4,953	4,953				
Cash dividends paid	(1,724)		(1,724)				
Employee compensation and stock option plans	619		(456)				1,075
Conversion of subordinated debentures	504		504				
Repurchase of common stock	(973)						(973)
Business combinations	77		68				9
Other comprehensive income, net of tax:							
Currency translation adjustment	(45)	(45)			(45)		
Unrealized gains (losses) on securities	(2)	(2)			(2)		
Pension liability adjustment	(15)	(15)			(15)		
Reclassification adjustment		(52)					
Total comprehensive income		4,839					
Note receivable from ESOP	6			6			
Balance, December 31, 2000	$ 20,395		18,113	(35)	(461)	3,120	(342)
Net earnings	5,668	5,668	5,668				
Cash dividends paid	(2,047)		(2,047)				
Employee compensation and stock option plans	842		(602)				1,444
Conversion of subordinated debentures	815		632				183
Repurchase of common stock	(2,742)						(2,742)
Business combinations	1,366		1,302				64
Other comprehensive income, net of tax:							
Currency translation adjustment	(175)	(175)			(175)		
Unrealized gains (losses) on securities	8	8			8		
Pension liability adjustment	—	—					
Gains/(losses) on derivatives & hedges	98	98			98		
Reclassification adjustment		(14)					
Total comprehensive income		5,585					
Note receivable from ESOP	5			5			
Balance, December 30, 2001	$ 24,233		23,066	(30)	(530)	3,120	(1,393)

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Dollars in Millions) (Note 1)	2001	2000	1999
Cash flows from operating activities			
Net earnings	$ 5,668	4,953	4,273
Adjustments to reconcile net earnings to cash flows:			
Depreciation and amortization of property and intangibles	1,605	1,592	1,510
Purchased in-process research and development	105	66	—
(Increase) in deferred taxes	(106)	(128)	(26)
Accounts receivable reserves	99	41	23
Changes in assets and liabilities, net of effects from acquisition of businesses:			
(Increase) in accounts receivable	(258)	(468)	(630)
(Increase) decrease in inventories	(167)	128	(347)
Increase in accounts payable and accrued liabilities	1,401	41	226
(Increase) decrease in other current and non-current assets	(270)	124	310
Increase in other current and non-current liabilities	787	554	581
Net cash flows from operating activities	8,864	6,903	5,920
Cash flows from investing activities			
Additions to property, plant and equipment	(1,731)	(1,689)	(1,822)
Proceeds from the disposal of assets	163	166	55
Acquisition of businesses, net of cash acquired (Note 17)	(225)	(151)	(271)
Purchases of investments	(8,188)	(5,676)	(3,832)
Sales of investments	5,967	4,827	3,057
Other	(79)	(142)	(280)
Net cash used by investing activities	(4,093)	(2,665)	(3,093)
Cash flows from financing activities			
Dividends to shareowners	(2,047)	(1,724)	(1,479)
Repurchase of common stock	(2,570)	(973)	(840)
Proceeds from short-term debt	338	814	3,208
Retirement of short-term debt	(1,109)	(1,485)	(4,063)
Proceeds from long-term debt	14	591	793
Retirement of long-term debt	(391)	(35)	(187)
Proceeds from the exercise of stock options	514	387	221
Net cash used by financing activities	(5,251)	(2,425)	(2,347)
Effect of exchange rate changes on cash and cash equivalents	(40)	(47)	(72)
(Decrease)/increase in cash and cash equivalents	(520)	1,766	408
Cash and cash equivalents, beginning of year (Note 1)	4,278	2,512	2,104
Cash and cash equivalents, end of year (Note 1)	$ 3,758	4,278	2,512
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$ 185	215	238
Income taxes	2,090	1,651	1,459
Supplemental schedule of noncash investing and financing activities			
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$ 971	754	675
Conversion of debt	815	504	6
Acquisitions of businesses			
Fair value of assets acquired	$ 1,925	241	271
Fair value of liabilities assumed	(434)	(5)	—
	1,491	236	271
Treasury stock issued at fair value	(1,266)	(85)	—
Net cash paid for acquisitions	$ 225	151	271

See Notes to Consolidated Financial Statements

1 Summary of Significant Accounting Principles

Basis of Presentation
The consolidated financial statements of Johnson & Johnson have been prepared to give retroactive effect to the merger with ALZA Corporation (ALZA) on June 22, 2001.

Principles of Consolidation
The financial statements include the accounts of Johnson & Johnson and subsidiaries. Intercompany accounts and transactions are eliminated.

Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Investments
Short-term marketable securities are carried at cost, which approximates fair value. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost, which also approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date.

Property, Plant, and Equipment and Depreciation
Property, plant, and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20-40 years
Land and leasehold improvements	10-20 years
Machinery and equipment	2-13 years

Revenue Recognition
The Company recognizes revenue from product sales when the goods are shipped or delivered and title passes to the customer.

Sales Incentives and Trade Promotional Allowances
The Company currently recognizes the expense related to coupons, certain sales incentives and trade promotions upon issuance and classifies these expenses as selling, marketing and administrative expense. The Company will adopt EITF Issues No. 00-14 and No. 00-25, which are effective beginning with the first quarter of 2002. The impact on the Company is a reclassification from expense to a reduction of sales of $160 million, $132 million and $132 million for 2001, 2000 and 1999 for EITF No. 00-14, and $518 million, $533 million and $518 million for 2001, 2000 and 1999 for EITF No. 00-25.

Shipping and Handling
Shipping and handling costs incurred were $473 million, $492 million and $470 million in 2001, 2000, and 1999, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is immaterial for all periods presented.

Inventories
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

Intangible Assets
For acquisitions completed on or before June 30, 2001, the excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and is amortized on a straight-line basis over periods of 40 years or less. The cost of other acquired intangibles is amortized on a straight-line basis over their estimated useful lives. The Company continually evaluates the carrying value of goodwill and other intangible assets. Any impairments would be recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

The Company has adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." All business combinations consummated after July 1, 2001 are accounted for in accordance with the new pronouncements. Goodwill relating to acquisitions completed subsequent to June 30, 2001 is not amortized and is subject to impairment testing. In addition, effective January 1, 2002, the Company will no longer be required to amortize goodwill and certain other intangible assets relating to acquisitions completed prior to July 1, 2001.

Financial Instruments
Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," collectively referred to as SFAS 133. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if it is, depending on the type of hedge transaction.

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future product purchases denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and, therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

The designation as a cash flow hedge is made at the later of the date of entering into the derivative contract or January 1, 2001. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and that is highly effective, are recorded in accumulated other comprehensive income, until the underlying transaction affects earnings and are then reclassed to earnings in the same account as the hedged transaction. Fair value of a forward exchange contract represents the present value of the change in forward exchange rates times the notional amount of the derivative. The fair value of a currency swap contract is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the periods the currency exchanges are due, and expressing the result in U.S. dollars at the current spot foreign currency exchange rate.

At inception, and on an ongoing basis, the Company assesses whether each derivative is expected to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.

Advertising

Costs associated with advertising are expensed in the year incurred. Advertising expenses worldwide, which are comprised of television, radio, print media as well as Internet advertising, were $1.43 billion in 2001, $1.37 billion in 2000 and $1.43 billion in 1999.

Income Taxes

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore no tax has been provided to cover the repatriation of such undistributed earnings. At December 30, 2001, and December 31, 2000, the cumulative amount of undistributed international earnings was approximately $12.1 billion and $9.5 billion, respectively.

Net Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Risks and Uncertainties

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported. Actual results may or may not differ from those estimates.

Annual Closing Date

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, as was the case in 1998, the fiscal year consists of 53 weeks.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Stock Split

On April 26, 2001, the Board of Directors declared a 2-for-1 stock split. Shareowners of record at the close of business on May 22, 2001 were issued one additional share of Johnson & Johnson common stock on June 12, 2001 for each share held as of the record date. All shares and per share data for all periods presented in these financial statements have been adjusted to reflect the stock split.

2 Inventories

At the end of 2001 and 2000, inventories were comprised of:

(Dollars in Millions)	2001	2000
Raw materials and supplies	$ 842	718
Goods in process	605	480
Finished goods	1,545	1,707
	$2,992	2,905

3 Property, Plant and Equipment

At the end of 2001 and 2000, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2001	2000
Land and land improvements	$ 459	427
Buildings and building equipment	3,911	3,659
Machinery and equipment	6,805	6,312
Construction in progress	1,283	1,468
	12,458	11,866
Less accumulated depreciation	4,739	4,457
	$ 7,719	7,409

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2001, 2000 and 1999 was $95 million, $97 million and $84 million, respectively.

Upon retirement or other disposal of fixed assets, the cost and related amount of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is adjusted to earnings.

4 Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases amounted to approximately $275 million in 2001, $264 million in 2000 and $245 million in 1999.

The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 30, 2001 are:

(Dollars in Millions)	2002	2003	2004	2005	2006	After 2006	Total
	$117	109	88	73	65	210	662

Commitments under capital leases are not significant.

5 Employee Related Obligations

At the end of 2001 and 2000, employee related obligations were:

(Dollars in Millions)	2001	2000
Post retirement benefits	$ 848	822
Post employment benefits	105	101
Pension liabilities	606	601
Deferred compensation	311	280
Employee related obligations	$1,870	1,804

6 Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2001	Eff. Rate%	2000	Eff. Rate%
3% Zero Coupon Convertible Subordinated Debentures due 2020	$ 626	3.00	609	3.00
5.25% Zero Coupon Convertible Subordinated Debentures due 2014	117	5.25	464	5.25
4.75% Convertible Subordinated Debentures due 2005	—	—	460	4.75
8.72% Debentures due 2024	300	8.72	300	8.72
6.95% Notes due 2029	293	7.14	293	7.14
6.73% Debentures due 2023	250	6.73	250	6.73
6% Eurodollar due 2001	—	—	250	6.02
7.375% Notes due 2002	200	7.49	200	7.49
8.25% Eurodollar Notes due 2004	199	8.37	199	8.37
6.625% Notes due 2009	198	6.80	198	6.80
5% Deutsche Mark Notes due 2001(2)	—	—	85	1.98
5.12% Notes due 2003(3)	60	0.82	60	0.82
Industrial Revenue Bonds	39	5.30	44	5.77
Other, principally international	163	—	150	—
	2,445	5.98(1)	3,562	5.63(1)
Less current portion	228		399	
	$2,217		3,163	

(1) Weighted average effective rate.

(2) Represents 5% Deutsche Mark notes due 2001 issued by a Japanese subsidiary and converted to a 1.98% fixed rate yen note via a currency swap.

(3) Represents 5.12% U.S. Dollar notes due 2003 issued by a Japanese subsidiary and converted to a 0.82% fixed rate yen note via a currency swap.

The Company has access to substantial sources of funds at numerous banks worldwide. Total unused credit available to the Company approximates $3.0 billion, including $1.5 billion of credit commitments with various banks worldwide that expire on October 3, 2002. Interest charged on borrowings under the credit line agreements is based on either bids provided by the banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

The Company's shelf registration filed with the Securities and Exchange Commission enables the Company to issue up to $2.6 billion of unsecured debt securities and warrants to purchase debt securities under its medium term note (MTN) program. No MTN's were issued in 2001. At December 30, 2001, the Company had $1.8 billion remaining on its shelf registration.

Long term debt includes convertible subordinated debentures issued by Centocor and ALZA prior to their respective mergers with Johnson & Johnson.

With respect to the 4.75% Convertible Subordinated Debentures which were originally issued by Centocor, the Company exercised its option to redeem the debentures and set February 21, 2001 as the redemption date, at a price equal to 102.714% of the principal amount plus accrued interest. The debentures were converted by the holders into approximately 11.9 million shares of Johnson & Johnson stock at a conversion price of $38.546 per share.

On July 28, 2000, ALZA completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 30, 2001, the outstanding 3% Debentures had a total principal amount at maturity of $1.1 billion with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson stock at a price of $40.102 per share. Approximately 21,000 shares have been issued as of December 30, 2001 due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2003, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 30, 2001 and December 31, 2000, the fair value based on quoted market value of the 3% Debentures was $909.9 million and $759.8 million, respectively.

In 1994, ALZA issued the 5.25% Zero Coupon Convertible Subordinated Debentures at a price of $354.71 per $1,000 principal amount at maturity. At December 30, 2001, the outstanding 5.25% Debentures had a total principal amount at maturity of $223.7 million, with a yield to maturity of 5.25% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the debentures, note holders are entitled to convert their debentures into approximately 24.0 million shares of Johnson & Johnson stock at a price of $13.939 per share. Approximately 18.3 million shares of Johnson & Johnson stock have been issued as at December 30, 2001 due to voluntary conversions by note holders. At the option of the holder, the 5.25% Debentures may be purchased by the Company on July 14, 2004 or July 14, 2009, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either common stock or cash in the event of conversion or purchase of the 5.25% Debentures. The Company, at its option, may also redeem any or all of the 5.25% Debentures for cash after July 14, 1999 at a redemption price equal to the issue price plus accreted original issue discount. At December 30, 2001 and December 31, 2000, the fair value based on quoted market value of the 5.25% Debentures was $339.2 million and $1,038.3 million, respectively.

Short-term borrowings and current portion of long-term debt amounted to $565 million at the end of 2001. These borrowings are comprised of the $200 million 7.375% notes and $365 million of local borrowings, principally by international subsidiaries.

Aggregate maturities of long-term obligations commencing in 2001 are:

(Dollars in Millions)	2002	2003	2004	2005	2006	After 2006
	$228	69	272	9	6	1,861

7 Intangible Assets

At the end of 2001 and 2000, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2001	2000
Goodwill—gross	$ 5,245	4,377
Less accumulated amortization	674	540
Goodwill—net	$ 4,571	3,837
Patents and trademarks—gross	$ 2,816	1,948
Less accumulated amortization	508	457
Patents & trademarks—net	$ 2,308	1,491
Other intangibles—gross	$ 2,849	2,751
Less accumulated amortization	651	544
Other intangibles—net	$ 2,198	2,207
Total intangible assets—gross	$10,910	9,076
Less accumulated amortization	1,833	1,541
Total intangible assets—net	$ 9,077	7,535

The weighted average amortization periods for goodwill, patents and trademarks and other intangibles are 32 years, 21 years and 18 years, respectively. The intangible assets above include $1.6 billion related to acquisitions completed after June 30, 2001 that have been accounted for under the new provision of SFAS 141 and SFAS 142. The effect of implementation of these new provisions on the intangibles recorded prior to June 30, 2001 will be a reduction of amortization expense of approximately $120 million, prospectively. Refer to Note 17 for additional information.

8 Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2001	2000	1999
Currently payable:			
U.S. taxes	$ 1,726	1,375	1,031
International taxes	610	668	599
	2,336	2,043	1,630
Deferred:			
U.S. taxes	(22)	(36)	75
International taxes	(84)	(92)	(101)
	(106)	(128)	(26)
	$ 2,230	1,915	1,604

A comparison of income tax expense at the federal statutory rate of 35% in 2001, 2000 and 1999, to the Company's effective tax rate is as follows:

(Dollars in Millions)	2001	2000	1999
U.S.	$ 4,744	3,892	3,365
International	3,154	2,976	2,512
Earnings before taxes on income:	$ 7,898	6,868	5,877
Statutory taxes	$ 2,764	2,404	2,057
Tax rates:			
Statutory	35.0%	35.0%	35.0%
Puerto Rico and Ireland operations	(5.4)	(5.0)	(5.3)
Research tax credits	(0.4)	(0.8)	(0.7)
Domestic state and local	0.9	0.8	1.0
International subsidiaries excluding Ireland	(2.6)	(2.9)	(2.4)
IPR&D	0.5	0.3	0.1
All other	0.2	0.5	(0.4)
Effective tax rate	28.2%	27.9%	27.3%

During 2001, the Company had subsidiaries operating in Puerto Rico under a tax incentive grant expiring in 2014. In addition, the Company has subsidiaries manufacturing in Ireland under an incentive tax rate effective through the year 2010.

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards for 2001 are as follows:

	Deferred Tax	
(Dollars in Millions)	Asset	Liability
Employee related obligations	$ 625	
Depreciation		(294)
Non-deductible intangibles		(959)
International R&D capitalized for tax	237	
Reserves & liabilities	636	
Income reported for tax purposes	313	
Miscellaneous international	275	(260)
Capitalized intangible	156	
Miscellaneous U.S.	183	
Total deferred income taxes	$2,425	(1,513)

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in Taxes on Income on the balance sheet.

9 International Currency Translation

For translation of its non-U.S. dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies which are reflected in operating results.

An analysis of the changes during 2001 and 2000 for foreign currency translation adjustments is included in Note 11.

Net currency transaction and translation gains and losses included in other expense were after-tax losses of $3 million, $65 million and $47 million, in 2001, 2000 and 1999, respectively.

10 Common Stock, Stock Option Plans and Stock Compensation Agreements

At December 30, 2001 the Company had 24 stock-based compensation plans. Under the 2000 Stock Option Plan, the Company may grant options to its employees for up to 1.6% of the issued shares of the Company's Common Stock, plus the number of shares available from the previous year that were not issued, as well as shares issued under the Plan that expired or terminated without being exercised. The shares outstanding are for contracts under the Company's 1991, 1995 and 2000 Employee Stock Option Plans, the 1997 Non-Employee Director's Plan and the Mitek, Cordis, Biosense, Gynecare, Centocor, Innovasive Devices, ALZA and Inverness Stock Option plans.

Stock options expire 10 years from the date they are granted and vest over service periods that range from one to six years. All options are granted at current market price on the date of grant. Shares available, under the 2000 Stock Option Plan, for future grants are based on 1.6% of the issued shares each year, and 49.9 million shares could be granted each year during the years 2002 through 2005, in addition to any other available shares as described above. Shares available for future grants under the 2000 plan were 57.0 million, at the end of 2001.

A summary of the status of the Company's stock option plans as of December 30, 2001, December 31, 2000 and January 2, 2000 and changes during the years ending on those dates, is presented below:

(Shares in Thousands)	Options Outstanding	Weighted Average Exercise Price
Balance at January 3, 1999	173,842	$20.76
Options granted	33,674	41.95
Options exercised	(21,410)	11.68
Options canceled/forfeited	(4,620)	25.11
Balance at January 2, 2000	181,486	25.65
Options granted	46,456	48.29
Options exercised	(27,130)	15.22
Options canceled/forfeited	(6,824)	33.03
Balance at December 31, 2000	193,988	32.27
Options granted	8,975[1]	36.31
Options exercised	(30,622)	19.00
Options canceled/forfeited	(5,117)	49.38
Balance at December 30, 2001	167,224	$34.37

(1) Includes 3,108 options issued to replace Inverness options outstanding at or granted prior to the acquisition.

For the year ended December 30, 2001, there was a change in the timing of granting stock compensation and options to employees from December 2001 to February 2002. This change was enacted to have 2001 results finalized in order to align compensation with performance.

The Company applies the provision of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," that calls for companies to measure employee stock compensation expense based on the fair value method of accounting. However, as allowed by the Statement, the Company elected continued use of Accounting Principle Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," with pro forma disclosure of net income and earnings per share determined as if the fair value method had been applied in measuring compensation cost. Had the fair value method been applied, net income would have been reduced by $263 million or $.08 per share in 2001, $189 million or $.06 per share in 2000 and $140 million or $.05 per share in 1999. These calculations only take into account the options issued since January 1, 1995. The average fair value of options granted was $13.72 in 2001, $14.79 in 2000 and $15.00 in 1999. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average assumptions of:

	2001	2000	1999
Risk-free rate	4.87%	5.45%	6.32%
Volatility	27.0%	27.0%	24.0%
Expected life	5.0 yrs	5.0 yrs	5.0 yrs
Dividend yield	1.33%	1.40%	1.13%

The following table summarizes stock options outstanding and exercisable at December 30, 2001:

(Shares in Thousands)	Outstanding			Exercisable	
Exercise Price Range	Options	Average Life[a]	Average Exercise Price	Options	Average Exercise Price
$.20-$11.15	8,746	2.6	$ 9.66	8,746	$ 9.66
$11.16-$21.24	25,634	2.6	12.81	25,626	12.81
$21.57-$32.63	47,577	5.0	26.51	44,878	26.47
$32.64-$50.08	46,794	7.7	45.27	19,856	40.73
$50.11-$60.69	38,431	8.8	50.81	28	52.11
$63.30-$86.42	42	4.0	70.92	42	70.92
$.20-$86.42	167,224	6.1	$ 34.37	99,176	$ 24.34

[a] *Average contractual life remaining in years.*

11 Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Unrealized Gains/ (Losses) on Securities	Pension Liability Adjustments	Gains/ (Losses) on Derivatives & Hedges	Total Accumulated Other Comprehensive Income/(Loss)
Jan. 3, 1999	$(322)	(11)			(333)
1999 changes	(155)	89			(66)
Jan. 2, 2000	$(477)	78			(399)
2000 changes	(45)	(2)	(15)		(62)
Dec. 31, 2000	$(522)	76	(15)		(461)
2001 changes					
Transition Adjustment	—	—		17	
Net change due to hedging transactions	—	—	—	228	
Net amount reclassed to net earnings	—	—	—	(147)	
Net 2001 changes	(175)	8	—	98	(69)
Dec. 30, 2001	$(697)	84	(15)	98	(530)

Total other comprehensive income for 2001 includes reclassification adjustment gains of $21 million realized from the sale of equity securities and the associated tax expense of $7 million. In 2000, total other comprehensive income included reclassification adjustment gains of $80 million realized from the sale of equity securities and the associated tax expense of $28 million. In 1999, total other comprehensive income included reclassification adjustment losses of $18 million and the associated tax benefit of $7 million.

The tax effect on these unrealized gains/(losses) on equity securities is an expense of $64 million in 2001, $53 million in 2000 and $48 million in 1999. The tax effect on the gains/(losses) on derivatives and hedges is an expense of $53 million in 2001. See Note 15 for additional information relating to derivatives and hedging.

The currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in non-U.S. subsidiaries.

12 Segments of Business and Geographic Areas

See page 49 for information on segments of business and geographic areas.

13 Retirement and Pension Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care to all domestic retired employees and their dependents.

Most international employees are covered by government-sponsored programs and the cost to the Company is not significant.

Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. The Company's objective in funding its domestic plans is to accumulate funds sufficient to provide for all accrued benefits. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts or reserves are provided.

In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently, the Company has several pension plans which are not funded.

The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2001, 2000 and 1999 include the following components:

	Retirement Plans			Other Benefit Plans		
(Dollars in Millions)	2001	2000	1999	2001	2000	1999
Service cost	$ 219	201	208	23	20	24
Interest cost	325	295	270	52	51	50
Expected return on plan assets	(413)	(377)	(330)	(5)	(5)	(5)
Amortization of prior service cost	18	21	17	(3)	(1)	(1)
Amortization of net transition asset	(6)	(7)	(12)	—	—	—
Recognized actuarial (gain)/loss	(68)	(81)	(17)	(7)	(10)	(2)
Curtailments and settlements	(1)	—	2	—	—	—
Net periodic benefit cost	$ 74	52	138	60	55	66

The net periodic (income) cost attributable to domestic retirement plans was $28 million in 2001, ($14) million in 2000 and $61 million in 1999.

The following tables provide the weighted-average assumptions used to develop net periodic benefit cost and the actuarial present value of projected benefit obligations:

	Retirement Plans			Other Benefit Plans		
Domestic Benefit Plans	2001	2000	1999	2001	2000	1999
Weighted average discount rate	7.50%	7.50%	7.75%	7.50%	7.50%	7.75%
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	5.00	5.00	4.50	5.00	5.00
International Benefit Plans						
Weighted average discount rate	5.75%	6.00%	5.75%	6.75%	6.75%	6.75%
Expected long-term rate of return on plan assets	7.50	7.50	7.50	—	—	—
Rate of increase in compensation levels	3.50	3.50	3.50	4.25	4.25	4.50

Health care cost trends in the United States are projected at annual rates, for all individuals, grading from 9.0% to 4.5% by the year 2009 and beyond. The effect of a 1% change in these assumed cost trends on the accumulated postretirement benefit obligation at the end of 2001 would be a $96 million increase or a $79 million decrease and the effect on the service and interest cost components of the net periodic postretirement benefit cost for 2001 would be a $12 million increase or a $9 million decrease.

The following tables set forth the change in benefit obligations and change in plan assets at year-end 2001 and 2000 for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)	Retirement Plans		Other Benefit Plans	
Change in Benefit Obligation	2001	2000	2001	2000
Benefit obligation—beginning of year	$ 4,555	4,206	722	694
Service cost	219	201	23	20
Interest cost	325	295	52	51
Plan participant contributions	15	14	—	—
Amendments	8	2	—	(16)
Actuarial loss	210	186	22	10
Acquisitions	1	1	—	—
Curtailments & settlements	(1)	(13)	—	—
Total benefits paid	(223)	(219)	(34)	(35)
Effect of exchange rates	(83)	(118)	(3)	(2)
Benefit obligation—end of year	$ 5,026	4,555	782	722
Change in Plan Assets				
Plan assets at fair value—beginning of year	$ 4,847	5,254	58	62
Actual return on plan assets	(276)	(150)	(8)	(1)
Company contributions	56	62	31	31
Plan participant contributions	15	14	—	—
Acquisitions	—	(5)	—	—
Benefits paid from plan assets	(212)	(209)	(33)	(34)
Effect of exchange rates	(75)	(119)	—	—
Plan assets at fair value—end of year	$ 4,355	4,847	48	58

Amounts recognized in the Company's balance sheet consist of the following:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2001	2000	2001	2000
Plan assets in excess of (less than) projected benefit obligation	$ (671)	292	(734)	(664)
Unrecognized actuarial gains	(14)	(984)	(123)	(166)
Unrecognized prior service cost	118	128	(21)	(23)
Unrecognized net transition asset	(9)	(20)	—	—
Total recognized in the consolidated balance sheet	$ (576)	(584)	(878)	(853)
Book reserves	$ (782)	(748)	(878)	(853)
Prepaid benefits	177	138	—	—
Other assets	29	26	—	—
Total recognized in consolidated balance sheet	$ (576)	(584)	(878)	(853)

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2001	2000	2001	2000
Accumulated benefit obligation	$ (544)	(407)	(782)	(722)
Projected benefit obligation	$ (645)	(524)	—	—
Plan assets at fair value	$ 111	49	48	58

14 Marketable Securities

(Dollars in Millions)	December 30, 2001 Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value	December 31, 2000 Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Money market funds	$ 1,276	—	—	1,276	705	—	—	705
Commercial paper	54	—	—	54	911	—	—	911
Time deposits	1,162	—	—	1,162	980	—	—	980
Government securities and obligations	1,046	2	—	1,048	517	—	—	517
Asset backed securities	7	—	—	7	3	—	—	3
Bank notes	118	—	—	118	15	—	—	15
Corporate debt securities	3,221	16	—	3,237	2,741	3	—	2,744
Total current marketable securities	$ 6,884	18	—	6,902	5,872	3	—	5,875
Government securities	314	6	—	320	136	1	—	137
Asset backed securities	122	—	—	122	68	—	—	68
Bank notes	131	2	—	133	172	—	—	172
Corporate debt securities	311	7	—	318	176	1	—	177
Investments held in trust	91	4	—	95	105	2	—	107
Total non-current marketable securities	$ 969	19	—	988	657	4	—	661

Current marketable securities include $2.7 billion and $3.4 billion that are classified as cash equivalents on the balance sheet at December 30, 2001 and December 31, 2000, respectively.

15 Financial Instruments

Effective January 1, 2001, the Company adopted SFAS 133 requiring that all derivative instruments be recorded on the balance sheet at fair value. On January 1, 2001 the Company recorded a $17 million net-of-tax cumulative effect transition adjustment gain in accumulated other comprehensive income to recognize at fair value all derivative instruments designated as cash flow hedges. The adjustment to net earnings was immaterial.

As of December 30, 2001 the balance of deferred net gains on derivatives included in accumulated other comprehensive income was $98 million (after tax). Of this amount, the Company expects that $95 million will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. The primary types of underlying transactions which will cause the amount in accumulated other comprehensive income to affect net earnings primarily consist of sales to third parties. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is 15 months.

For the year ended December 30, 2001 the net impact of the hedges' ineffectiveness to the Company's financial statements was insignificant. For the year ended December 30, 2001 the Company has recorded a net gain of $2 million (after tax) in the "other (income) expense, net" category of the consolidated statement of earnings, representing the impact of discontinuance of cash flow hedges because it is probable that the originally forecasted transactions will not occur by the end of the originally specified time period.

Refer to Note 11 for disclosures of movements in Accumulated Other Comprehensive Income.

Concentration of Credit Risk

The Company invests its excess cash in both deposits with major banks throughout the world and other high quality short-term liquid money market instruments. Refer to Note 14 for additional information. The Company has a policy of making investments only with commercial institutions that have at least an "A" (or equivalent) credit rating. These investments generally mature within six months and the Company has not incurred any related losses. The Company sells a broad range of products in the health care field in most countries of the world. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. In 2001, sales to three distributors accounted for a total of 30.9% of total Company revenues. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

16 Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible.

In the U.S. salaried plan, one-third of the Company match is paid in Company stock under an employee stock ownership plan (ESOP). In 1990, to establish the ESOP, the Company loaned $100 million to the ESOP Trust to purchase shares of the Company stock on the open market. In exchange, the Company received a note, the balance of which is recorded as a reduction of shareowners' equity.

Total contributions to the plans were $96 million in 2001, $81 million in 2000, and $73 million in 1999.

17 Mergers & Acquisitions

On June 22, 2001, Johnson & Johnson and ALZA Corporation (ALZA) completed the merger between the two companies. This transaction was accounted for as a pooling-of-interests. ALZA had approximately 239 million shares outstanding (286 million on a fully diluted basis) that were exchanged for approximately 234 million shares of Johnson & Johnson common stock. On a diluted basis when adjusted for stock options and convertible debt, the total number of Johnson & Johnson shares issued total approximately 280 million shares. Holders of ALZA common stock received 0.98 of a share of Johnson & Johnson common stock, valued at $52.39 per share.

ALZA is a research-based pharmaceutical company with leading drug delivery technologies. The company applies its delivery technologies to develop pharmaceutical products with enhanced therapeutic value for its own portfolio and for many of the world's leading pharmaceutical companies.

The financial statements have been prepared to give retroactive effect to Johnson & Johnson's merger with ALZA. The only adjustments to ALZA's historical financial statements have been the reflection of income tax expense as if the companies had been combined for all periods presented, the elimination of transactions with Johnson & Johnson affiliate companies and the reclassification of certain amounts to conform with Johnson & Johnson presentation. For the first quarter of 2001, the revenue and net earnings for Johnson & Johnson prior to the merger with ALZA were $7.8 billion and $1.5 billion, respectively. For the first quarter of 2001, the revenue and net earnings of ALZA included in Johnson & Johnson's financial results were $230 million for revenue and $52 million for net earnings. For 2000 and 1999, the revenue and net earnings of Johnson & Johnson prior to the merger with ALZA were $29.1 billion and $27.5 billion, respectively for revenue and $4.8 billion and $4.2 billion, respectively for net earnings. For 2000 and 1999, the revenue and net earnings of ALZA included in Johnson & Johnson's financial results were $707 million and $536 million, respectively for revenue and $153 million and $106 million, respectively for net earnings. For the year ended December 30, 2001, the Company incurred $147 million pretax ($126 million after tax) costs associated with the ALZA merger. Such costs are included in other (income)/expense, net.

Certain businesses were acquired for $1.7 billion during 2001 ($326 million in cash and debt assumed and approximately 24.5 million shares of the Company's common stock issuable from Treasury valued at $1.4 billion). These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisition.

The 2001 acquisitions included Inverness Medical Technology, the supplier of LifeScan's electrochemical products for blood glucose monitoring following the spin-off of the non-diabetes businesses; Heartport, a company that develops and manufactures products for less invasive open chest and minimally invasive heart operations, including stopped heart and beating heart procedures; TERAMed Inc., an early-stage medical device company that is developing endovascular stent-graft systems for the minimally invasive treatment of abdominal aortic aneurysms and peripheral occlusive disease; Babycenter.com, an internet content and commerce site devoted to supporting a community of expectant and new mothers; and the VIACTIV product line, a chewable calcium supplement, from the Mead Johnson Nutritionals Division of Bristol-Myers Squibb.

Inverness Medical Technology was acquired to enhance control of a primary supplier of LifeScan blood glucose monitoring products and will allow for the achievement of operational synergies. The acquisition also provides key technology for the development of future products. The preliminary purchase price allocation includes current assets of $45 million, property, plant and equipment of $31 million, current liabilities of $44 million, deferred tax liabilities of $274 million and long term debt of $66 million. The goodwill and intangible assets acquired included $784 million of patents and technology that will be amortized over a period of 20 years or less at an annual amortization of $45 million per year and goodwill of $714 million. In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," this goodwill will not be amortized and is not deductible for tax purposes.

Approximately $105 million has been identified as the value of in-process research and development (IPR&D) associated with the Inverness Medical Technology and TERAMed Inc. acquisitions. The IPR&D charge is primarily related to Inverness projects for minimally invasive testing, continuous monitoring and insulin delivery. The value of the IPR&D was calculated with the assistance of a third party appraiser using cash flow projections discounted for the risk inherent in such projects using probability of success factors ranging from 25–40%. The discount rate used was 12%.

Pro forma information is not provided since the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

Certain businesses were acquired for $241 million during 2000 ($156 million in cash and debt assumed and approximately 1.8 million shares of the Company's common stock issued from Treasury valued at $77 million). These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the accompanying consolidated financial statements from their respective dates of acquisitions.

The 2000 acquisitions included Crescendo, a company formed by ALZA for the purpose of selecting, developing and commercializing human pharmaceutical products; Innovasive Devices, a company that manufactures and sells devices for sports medicine surgery for soft tissue injuries; Atrionix, Inc., a development stage company whose primary product is a pulmonary ablation catheter for the treatment of atrial fibrillation; Medtrex, a company that develops and manufactures electrosurgical generators and disposable products, and the ST. JOSEPH aspirin business.

The IPR&D writeoff associated with the Atrionix, Inc. and ALZA's Crescendo acquisition was $66 million. The IPR&D charge is primarily related to an Atrionix project for the design of a catheter system to be used in a procedure which blocks electrical impulses originating in pulmonary veins, which can cause atrial fibrillation. The value of the IPR&D was calculated with the assistance of a third party appraiser using a cash flow projection discounted for the risk inherent in such a project. The discount rate used was 26%.

Divestitures in 2001 and 2000 did not have a material effect on the Company's results of operations, cash flows or financial position.

18 Legal Proceedings

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by reserves established under its self-insurance program and by commercially available excess liability insurance.

One group of cases against the Company concerns the Janssen Pharmaceutica product PROPULSID, which was withdrawn from general sale and restricted to limited use in 2000. In the wake of publicity about those events, more than 950 lawsuits, comprising the claims of more than 3,700 named individuals, have been filed against Janssen, which is a wholly owned subsidiary of the Company, and the Company regarding PROPULSID in state and federal courts across the country. Approximately 2,700 of these plaintiffs claim to have taken PROPULSID; the rest are derivative plaintiffs, such as spouses. Claims have been filed that 327 of these patients have died from the use of PROPULSID. A significant number of these cases also seek certification as class actions. These actions accuse Janssen and the Company of inadequately testing for and warning about the drug's side effects, of promoting it for off-label use and of over-promotion. These actions seek substantial compensatory and punitive damages. In addition, Janssen and the Company have entered into agreements with various plaintiffs' counsel halting the running of the statutes of limitations with respect to the potential claims of a significant number of individuals while those attorneys evaluate whether or not to sue Janssen and the Company on their behalf. In September 2001, the first 10 plaintiffs in the Rankin case, which comprises the claims of 155 plaintiffs, went to trial in state court in Claiborne County, Mississippi. The jury returned compensatory damage verdicts for each plaintiff in the amount of $10 million, for a total of $100 million. The trial judge thereafter dismissed the claims of punitive damages. Janssen and the Company believe these verdicts are insupportable and will be reduced on post trial motions and reversed on appeal. In the view of Janssen and the Company, the proof at trial demonstrated that none of these plaintiffs was injured by PROPULSID and that no basis for liability existed. With respect to all the various PROPULSID actions against them, Janssen and the Company dispute the claims in those lawsuits and are vigorously defending against them except where, in their judgement, settlement is appropriate. Janssen and the Company believe they have adequate self and commercially available excess insurance with respect to these cases.

The Company's Ortho Biotech subsidiary is party to an arbitration proceeding filed against it in 1995 by Amgen, Ortho Biotech's licensor of U.S. non-dialysis rights to PROCRIT/EPREX, in which Amgen seeks to terminate Ortho Biotech's U.S. license rights and collect substantial damages based on alleged deliberate PROCRIT/EPREX sales by Ortho Biotech during the early 1990's into Amgen's reserved dialysis market. The Company believes no basis exists for terminating Ortho Biotech's U.S. license rights or for obtaining damages and is vigorously contesting Amgen's claims. However, Ortho Biotech's U.S. license rights to PROCRIT/EPREX are material to the Company; thus, an unfavorable outcome on the termination issue could have a material adverse effect on the Company's consolidated results of operations, cash flows and financial position. The arbitration began in January, 2002 and is expected to conclude in April, 2002. The arbitrator's decision will follow the submission of post-hearing briefs by both sides.

The Company and its LifeScan subsidiary were defendants in several class actions filed in federal and state courts in California in 1998 in which it is alleged that purchasers of SURESTEP blood glucose meters and strips suffered economic harm because those products contained undisclosed defects. In late 2000, LifeScan pleaded guilty in federal court to three misdemeanors and paid a total of $60 million in fines and civil costs to resolve an investigation related to those same alleged defects. In December 2001 all these actions were settled and the settlement has been preliminarily approved by the Federal District Court. The settlement has been accounted for by the Company and is not material.

In patent infringement actions tried in Delaware Federal Court in late 2000, Cordis, a Johnson & Johnson company, obtained verdicts of infringement and patent validity, and damage awards, against Boston Scientific Corporation and Medtronic AVE, Inc., based on a number of Cordis coronary stent patents. On December 15, 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and on December 21, 2000 the jury in the Medtronic AVE action returned a verdict of $271 million. These sums represent lost profit and reasonable royalty damages to compensate Cordis for infringement but do not include pre or post judgment interest. In February 2001 a hearing was held on the claims of Boston Scientific and Medtronic AVE that the patents at issue are unenforceable owing to alleged inequitable conduct before the patent office. Post trial motions and appeals to the Federal Circuit Court of Appeals will follow and no judgments are likely to be paid, if at all, until those proceedings have run their course. Furthermore, since the amount of damages, if any, which the Company may receive cannot be quantified until the legal process is complete, no gain has been recorded in the financial statements for either of these awards.

The Company is also involved in a number of patent, trademark and other lawsuits incidental to its business.

The Company believes that the above proceedings, except as noted above, would not have a material adverse effect on its results of operations, cash flows or financial position.

19 Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the years ended December 30, 2001, December 31, 2000 and January 2, 2000:

(Shares in Millions)	2001	2000	1999
Basic earnings per share	$ 1.87	1.65	1.43
Average shares outstanding—basic	3,033.8	2,993.5	2,978.2
Potential shares exercisable under stock option plans	166.6	119.0	141.7
Less: shares repurchased under treasury stock method	(121.8)	(71.7)	(81.2)
Convertible debt shares	20.7	58.4	61.7
Adjusted average shares outstanding—diluted	3,099.3	3,099.2	3,100.4
Diluted earnings per share	$ 1.84	1.61	1.39

Diluted earnings per share calculation includes the dilution effect of convertible debt: a decrease in interest expense of $25 million, $47 million and $48 million after tax for years 2001, 2000 and 1999, respectively.

Diluted earnings per share excludes 1 million shares, 62 million shares and 24 million shares of options for the year 2001, 2000 and 1999, respectively, as the exercise price of these options was greater than their average market value, resulting in an anti-dilutive effect on diluted earnings per share.

20 Capital and Treasury Stock

Changes in treasury stock were:

(Dollars in Millions Except Number of Shares in Thousands)	Treasury Stock Shares	Treasury Stock Amount
Balance at January 3, 1999	144,532	$ 444
Employee compensation and stock option plans	(22,234)	(829)
Repurchase of common stock	17,856	840
Business combinations	—	(2)
Balance at January 2, 2000	140,154	453
Employee compensation and stock option plans	(28,886)	(1,075)
Conversion of Subordinated Debentures	(25,676)	—
Repurchase of common stock	21,402	973
Business combinations	(1,776)	(9)
Balance at December 31, 2000	105,218	342
Employee compensation and stock option plans	(30,581)	(1,444)
Conversion of Subordinated Debentures	(30,061)	(183)
Repurchase of common stock	51,244	2,742
Business combinations	(23,193)	(64)
Balance at December 30, 2001	72,627	$ 1,393

Shares of common stock authorized and issued were 3,119,842,000 shares at the end of 2001 and 2000, 3,119,832,000 shares at the end of 1999 and 3,119,648,000 shares at the end of 1998.

21 Selected Quarterly Financial Data (Unaudited)

Selected unaudited quarterly financial data for the years 2001 and 2000 are summarized below:

(Dollars in Millions Except Per Share Amounts)	2001 First Quarter	2001 Second Quarter(1)	2001 Third Quarter(2)	2001 Fourth Quarter(3)	2000 First Quarter	2000 Second Quarter	2000 Third Quarter	2000 Fourth Quarter(4)
Segment sales to customers								
Consumer	$1,786	1,684	1,777	1,716	1,752	1,707	1,722	1,723
Pharmaceutical	3,489	3,864	3,677	3,820	3,163	3,383	3,168	2,947
Med Devices & Diagnostics	2,746	2,794	2,784	2,867	2,525	2,580	2,548	2,628
Total sales	$8,021	8,342	8,238	8,403	7,440	7,670	7,438	7,298
Gross profit	5,721	5,980	5,853	5,914	5,198	5,409	5,247	5,084
Earnings before provision for taxes on income	2,217	2,129	2,108	1,444	1,914	1,913	1,834	1,207
Net earnings	1,552	1,482	1,529	1,105	1,331	1,363	1,323	936
Basic net earnings per share	$ .51	.49	.50	.36	.45	.46	.44	.31
Diluted net earnings per share	$ .50	.48	.49	.36	.44	.44	.43	.30

(1) The second quarter of 2001 includes an after tax charge of $102 million relating to ALZA merger costs.

(2) The third quarter of 2001 includes an after tax charge of $24 million relating to ALZA merger costs.

(3) The fourth quarter of 2001 includes an after tax charge of $105 million relating to In-Process Research and Development (IPR&D) costs. The fourth quarter also includes an after tax charge of $29 million relating to a LifeScan class action settlement.

(4) The fourth quarter of 2000 includes an after tax charge of $45 million relating to IPR&D costs and restructuring gains. The fourth quarter also includes an after tax charge of $42 million relating to a federal government investigation of LifeScan's SURESTEP Blood Glucose Meter.

Report of Management

The management of Johnson & Johnson is responsible for the integrity and objectivity of the accompanying financial statements and related information. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include amounts that are based on our best judgments with due consideration given to materiality.

Management maintains a system of internal accounting controls monitored by a corporate staff of professionally trained internal auditors who travel worldwide. This system is designed to provide reasonable assurance, at reasonable cost, that assets are safeguarded and that transactions and events are recorded properly. While the Company is organized on the principle of decentralized management, appropriate control measures are also evidenced by well-defined organizational responsibilities, management selection, development and evaluation processes, communicative techniques, financial planning and reporting systems and formalized procedures.

It has always been the policy and practice of the Company to conduct its affairs ethically and in a socially responsible manner. This responsibility is characterized and reflected in the Company's Credo and Policy on Business Conduct that are distributed throughout the Company. Management maintains a systematic program to ensure compliance with these policies.

PricewaterhouseCoopers LLP, the Company's independent auditor, is engaged to audit our financial statements. PricewaterhouseCoopers LLP maintains an understanding of our internal controls and conducts such tests and other auditing procedures considered necessary in the circumstances to express their opinion in the report that follows.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditor, management and internal auditors to review their work and confirm that they are properly discharging their responsibilities. In addition, the independent auditor, the General Counsel and the Vice President, Internal Audit are free to meet with the Audit Committee without the presence of management to discuss the results of their work and observations on the adequacy of internal financial controls, the quality of financial reporting and other relevant matters.

Ralph S. Larsen
Chairman, Board of Directors
and Chief Executive Officer

Robert J. Darretta
Vice President, Finance
and Chief Financial Officer

Independent Auditor's Report

To the Shareowners and Board of Directors of
Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, consolidated statements of equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and subsidiaries at December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
January 21, 2002

Segments of Business[1]

(Dollars in Millions)	Sales to Customers[2] 2001	2000	1999
Consumer—Domestic	$ 3,789	3,760	3,670
International	3,173	3,144	3,194
Total	6,962	6,904	6,864
Pharmaceutical—Domestic	10,240	8,441	6,955
International	4,611	4,220	4,275
Total	14,851	12,661	11,230
Medical Devices & Diagnostics—Domestic	6,175	5,506	5,296
International	5,016	4,775	4,617
Total	11,191	10,281	9,913
Worldwide total	$33,004	29,846	28,007

	Operating Profit[3]			Identifiable Assets		
(Dollars in Millions)	2001[5]	2000[6]	1999	2001	2000	1999
Consumer	$ 1,004	867	683	4,209	4,761	4,901
Pharmaceutical	4,928	4,394	3,735	11,568	9,209	8,797
Medical Devices & Diagnostics	2,001	1,696	1,632	13,645	12,745	12,458
Segments total	7,933	6,957	6,050	29,422	26,715	26,156
Expenses not allocated to segments[3]	(35)	(89)	(173)			
General corporate[4]				9,066	7,530	4,908
Worldwide total	$ 7,898	6,868	5,877	38,488	34,245	31,064

	Additions to Property, Plant & Equipment			Depreciation and Amortization		
(Dollars in Millions)	2001	2000	1999	2001	2000	1999
Consumer	$ 230	336	412	263	275	277
Pharmaceutical	749	627	760	492	474	407
Medical Devices & Diagnostics	621	665	576	801	801	786
Segments total	1,600	1,628	1,748	1,556	1,550	1,470
General corporate	131	61	74	49	42	40
Worldwide total	$ 1,731	1,689	1,822	1,605	1,592	1,510

Geographic Areas[2]

	Sales to Customers[2]			Long-Lived Assets		
(Dollars in Millions)	2001	2000	1999	2001	2000	1999
United States	$20,204	17,707	15,921	11,922	10,043	10,033
Europe	6,853	6,365	6,711	3,632	3,551	3,698
Western Hemisphere excluding U.S.	2,142	2,084	2,023	640	653	550
Asia-Pacific, Africa	3,805	3,690	3,352	433	427	439
Segments total	33,004	29,846	28,007	16,627	14,674	14,720
General corporate				319	255	282
Other non long-lived assets				21,542	19,316	16,062
Worldwide total	$33,004	29,846	28,007	38,488	34,245	31,064

(1) See Management's Discussion and Analysis, pages 27 to 29, for a description of the segments in which the Company does business.

(2) Export sales and intersegment sales are not significant. In 2001, sales to three distributors accounted for 10.4%, 10.3% and 10.2% of total revenues. These sales were concentrated in the pharmaceutical segment.

(3) Amounts not allocated to segments include interest income/expense, minority interest and general corporate income and expense.

(4) General corporate includes primarily cash and marketable securities.

(5) Includes $147 million of ALZA merger costs in the Pharmaceutical segment and $105 million of In-Process Research and Development (IPR&D) and $45 million of class action settlement in the Medical Devices and Diagnostics segment.

(6) Includes restructuring gains of $24 million in the Consumer segment and $8 million and $49 million of restructuring gains net of IPR&D charges in the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.

Summary of Operations and Statistical Data 1991-2001(3)

(Dollars in Millions Except Per Share Figures)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
Sales to customers–Domestic	$ 20,204	17,707	15,921	13,251	12,183	11,215	9,372	7,986	7,358	7,117	6,364
Sales to customers–International	12,800	12,139	12,086	11,147	10,935	10,769	9,696	7,930	6,944	6,868	6,207
Total sales	33,004	29,846	28,007	24,398	23,118	21,984	19,068	15,916	14,302	13,985	12,571
Cost of products sold	9,536	8,908	8,498	7,646(2)	7,291	7,130	6,303	5,350	4,869	4,748	4,248
Selling, marketing and administrative expenses	11,992	11,218	10,756	9,166	8,840	8,500	7,530	6,406	5,828	5,776	5,202
Research expense	3,591	3,105	2,768	2,506	2,373	2,109	1,788	1,416	1,296	1,282	1,092
Purchased in-process research and development	105	66	—	298	108	—	—	37	—	—	171
Interest income	(456)	(429)	(266)	(302)	(263)	(196)	(151)	(85)	(104)	(122)	(123)
Interest expense, net of portion capitalized	153	204	255	186	179	176	184	182	165	162	156
Other expense, net	38	(61)	37	12	(10)	122	70	(5)	(71)	20	24
Special charges	147	(33)	82	553	258	—	—	—	—	—	—
	25,106	22,978	22,130	20,065	18,776	17,841	15,724	13,301	11,983	11,866	10,770
Earnings before provision for taxes on income	7,898	6,868	5,877	4,333	4,342	4,143	3,344	2,615	2,319	2,119	1,801
Provision for taxes on income	2,230	1,915	1,604	1,232	1,237	1,185	926	654	533	547	531
Earnings before cumulative effect of accounting changes	5,668	4,953	4,273	3,101	3,105	2,958	2,418	1,961	1,786	1,572	1,270
Cumulative effect of accounting changes (net of tax)	—	—	—	—	—	—	—	—	—	(595)	—
Net earnings	$ 5,668	4,953	4,273	3,101	3,105	2,958	2,418	1,961	1,786	977	1,270
Percent of sales to customers	17.2	16.6	15.3	12.7(2)	13.4	13.5	12.7	12.3	12.5	7.0(1)	10.1
Diluted net earnings per share of common stock*	$ 1.84(2)	1.61(2)	1.39(2)	1.02(2)	1.02(2)	.98	.84	.69	.63	.34(1)	.44
Percent return on average shareowners' equity	25.4	26.5	27.0	22.2(2)	24.6	27.2	27.6	28.4	30.1	16.4(1)	22.1
Percent increase (decrease) over previous year:											
Sales to customers	10.6	6.6	14.8	5.5	5.2	15.3	19.8	11.3	2.3	11.2	10.6
Diluted net earnings per share	14.3(2)	15.8(2)	36.3(2)	—(2)	4.1(2)	16.7	21.7	9.5	85.3(1)	(22.7)(1)	12.8
Supplementary expense data:											
Cost of materials and services(4)	$ 15,333	14,113	13,922	11,779	11,702	11,341	9,984	8,104	7,168	7,736	6,573
Total employment costs	7,749	7,085	6,537	5,908	5,586	5,447	4,849	4,401	4,181	4,166	3,605
Depreciation and amortization	1,605	1,592	1,510	1,335	1,117	1,047	886	754	649	576	505
Maintenance and repairs(5)	372	327	322	286	270	285	257	222	205	213	206
Total tax expense(6)	2,995	2,619	2,271	1,881	1,824	1,753	1,458	1,132	957	975	929
Total tax expense per share(6)*	.99	.87	.76	.63	.62	.60	.52	.40	.34	.34	.33
Supplementary balance sheet data:											
Property, plant and equipment, net	$ 7,719	7,409	7,155	6,767	6,204	6,025	5,544	5,230	4,717	4,443	3,962
Additions to property, plant and equipment	1,731	1,689	1,822	1,610	1,454	1,427	1,307	979	1,001	1,162	1,052
Total assets	38,488	34,245	31,064	28,966	23,615	22,248	19,355	17,027	13,372	13,087	11,653
Long-term debt	2,217	3,163	3,429	2,652	2,084	2,347	2,702	2,776	1,761	1,832	1,773
Operating cash flow	8,864	6,903	5,920	5,106	4,210	4,001	3,436	2,984	2,202	2,136	1,558
Common stock information*											
Dividends paid per share	$ .70	.62	.55	.49	.425	.368	.32	.283	.253	.223	.193
Shareowners' equity per share	$ 7.95	6.77	5.70	4.93	4.51	4.07	3.46	2.76	2.16	2.03	2.17
Market price per share (year-end close)	$ 59.86	52.53	46.63	41.94	32.44	25.25	21.38	13.69	11.19	12.63	14.31
Average shares outstanding (millions)–basic	3,033.8	2,993.5	2,978.2	2,973.6	2,951.9	2,938.0	2,820.1	2,796.9	2,816.6	2,845.8	2,847.2
–diluted	3,099.3	3,099.2	3,100.4	3,082.7	3,073.0	3,046.2	2,890.0	2,843.2	2,840.8	2,876.4	2,901.2
Employees (thousands)	101.8	100.9	99.8	96.1	92.6	91.5	84.2	83.4	83.2	86.9	84.9

** Adjusted to reflect the 2001 two-for-one stock split.*

(1) Excluding the cumulative effect of accounting changes of $595 million. –1992 earnings percent of sales to customers before accounting changes is 11.2%. –1992 earnings per share before accounting change is $.55. –1992 earnings percent return on average shareowners' equity before accounting changes is 25.1%. –1993 diluted net earnings per share percent increase over prior year before accounting changes is 14.5%; 1992 diluted net earnings per share increase over prior year is 25.0%.

(2) Excluding Special and In-Process Research and Development charges –1997 diluted net earnings per share before special charges is $1.11. –1997 diluted net earnings per share increase over prior year before special charges is 13.3%. –1998 earnings percent of sales to customers before special charges is 15.6%. –1998 diluted net earnings per share before special charges is $1.24. –1998 percent return on average shareowners' equity before special charges is 26.5%. –1998 diluted net earnings per share increase over prior year before special charges is 11.7%; –1998 cost of products sold includes $60 million of inventory write-offs for restructuring; – 1999 diluted net earnings per share before special charges is $1.42. 1999 excluding special charges diluted net earnings per share percent increase over prior year is 14.5%; – 2000 diluted net earnings per share before special charges is $1.63. 2000 excluding special charges diluted net earnings per share increase over prior year is 14.8%; –2001 diluted net earnings per share before special charges is $1.91. –2001 excluding special charges diluted net earnings per share increase over prior year is 17.2%.

(3) All periods have been adjusted to include the effects of the ALZA merger.

(4) Net of interest and other income.

(5) Also included in cost of materials and services category.

(6) Includes taxes on income, payroll, property and other business taxes; per share data calculated using average basic shares.

ASP ADVANCED STERILIZATION PRODUCTS a Johnson & Johnson company www.sterrad.com	Advanced Sterilization Products develops, manufactures and markets a range of sterilization systems based on a patented low temperature hydrogen peroxide gas plasma process, as well as sterilizing/disinfecting solutions. The STERRAD Sterilization System is safe, fast, environmentally friendly and effective, and can be used on a broad range of medical products in health care facilities. CIDEX OPA Solution is a fast and effective method to disinfect a wide range of instruments and endoscopes.
alza www.alza.com	ALZA Corporation is a research-based pharmaceutical company and a leader in drug delivery technologies. ALZA technologies optimize and control how medicines are delivered into and within the body, enhancing therapeutic value, and potentially reducing side effects and improving tolerability.
Centocor www.centocor.com	Centocor, Inc. is a leading, fully integrated biopharmaceutical company specializing in the development and commercialization of therapeutic products to meet critical human health care needs. A world leader in monoclonal antibody technology and manufacturing, Centocor's innovative products include REMICADE (infliximab) used in combination with methotrexate for reducing the signs and symptoms and inhibiting the progression of joint damage in patients with moderately to severely active rheumatoid arthritis who have not responded to methotrexate alone and for the short term treatment of Crohn's disease; REOPRO (abciximab) for use in percutaneous coronary intervention; and RETAVASE (reteplase), a clot buster that is administered during a heart attack.
Cordis a Johnson & Johnson company www.cordis.com	Cordis Corporation is a global leader in developing and marketing devices for circulatory disease management, including stents, balloons and catheters used in treating cardiovascular disease and related conditions. Products are marketed by clinical application through four main divisions: Cordis Cardiology for coronary applications; Cordis Endovascular for all peripheral applications; Cordis Neurovascular for neurological applications; and Biosense Webster for electrophysiology and medical sensor technology in endocardial procedures.
DePuy a Johnson & Johnson company www.depuy.com	DePuy, Inc. develops and markets products under the DEPUY, ACE, ACROMED and CODMAN Brands. As DePuy and DePuy Ace, it provides products for reconstructing damaged or diseased joints, and for repairing and reconstructing traumatic skeletal injuries; as AcroMed it facilitates fusion of elements of the spine and correction of spinal deformities, and repairing bone fractures. As Codman, it provides for the surgical treatment of central nervous system disorders through a wide range of products such as hydrocephalic shunt valve systems, implantable drug pumps and micro-surgical instrumentation.
eJNJ™ LLC a Johnson & Johnson company	eJNJ, L.L.C. is a catalyst for accelerating the adoption of e-business through the identification of web-enabled business models that enhance long-term growth.
ETHICON a Johnson & Johnson company www.ethiconinc.com	Ethicon, Inc. is a global leader in developing and marketing products for surgery in the areas of wound care and wound management, surgical sports medicine, women's health, cardiovascular surgery and advanced wound care treatment. Products are marketed through four divisions: Ethicon Products offers devices that facilitate precise wound closure and tissue repair and products that facilitate less invasive cardiac surgery; Mitek Products sports medicine line offers innovative devices for the treatment of soft tissue injuries; Gynecare offers minimally invasive solutions for gynecological health problems; and Johnson & Johnson Wound Management offers a complete line of innovative products for hemostasis, tissue regeneration and advanced wound care.
ETHICON ENDO-SURGERY, INC. a Johnson & Johnson company www.ethiconendo.com	Ethicon Endo-Surgery, Inc. develops and markets a broad portfolio of advanced surgical instruments for less invasive and traditional surgery, as well as a line of safety catheters for vascular access. Its mission is to help physicians around the world transform patient care through innovation. The company's focus is on designing innovative, procedure-enabling devices for interventional diagnosis and treatment of various diseases and conditions in the areas of general surgery, breast disease, gynecology, oncology, urology and thoracic.

GREITER AG

Greiter AG develops and produces a line of elegant sunscreen and after-sun products that combine sun protection with special moisturizers. Its products are sold throughout Europe and other markets.

INDEPENDENCE TECHNOLOGY
a Johnson & Johnson company

www.indetech.com

The mission of Independence Technology, L.L.C. is to develop products using innovative technologies to help meet the needs and desires of people with disabilities. The first product expected to be launched will be the revolutionary INDEPENDENCE IBOT 3000 Mobility System, a gyro-balanced device (designed to operate either on two or four wheels) that is being developed for people with mobility-related disabilities.

JANSSEN-CILAG

www.janssen-cilag.com

The Janssen-Cilag companies produce and market a broad range of pharmaceutical products, mainly discovered and/or developed by Johnson & Johnson Pharmaceutical Research & Development, L.L.C. Leading products include EPREX/ERYPO (hematology), RISPERDAL (psychiatry), SPORANOX (dermatology/fungal infections), DURAGESIC/DUROGESIC (pain management), TOPAMAX (epilepsy), PARIET/ACIPHEX (gastroenterology), and REMINYL (Alzheimer's disease).

JANSSEN PHARMACEUTICA

www.us.janssen.com

Janssen Pharmaceutica Inc. produces and markets prescription medications in four therapeutic areas: central nervous system disorders, gastrointestinal health, pain management and the treatment of fungal infections. Leading products include RISPERDAL (risperidone), an antipsychotic; ACIPHEX (rabeprazole sodium), a proton pump inhibitor; DURAGESIC (fentanyl transdermal system), a skin patch for the treatment of moderate to severe pain; SPORANOX (itraconazole), an antifungal; and REMINYL (galantamine hydrobromide), for Alzheimer's disease.

Johnson & Johnson
CONSUMER PRODUCTS COMPANY
Division of Johnson & Johnson Consumer Companies, Inc.

www.yourbaby.com

The primary businesses of Johnson & Johnson Consumer Products Company are baby care, wound care and skin care. The company's wide range of products includes the familiar line of baby and child care products, a complete line of family first aid and home health care products, skin care products such as cleansers, astringents, moisturizers, acne treatments and body powders, and BabyCenter.com, the online parenting resource.

Johnson & Johnson
DEVELOPMENT CORPORATION

The Johnson & Johnson Development Corporation makes equity investments in early-stage venture and young publicly-traded health care companies, where promising new technologies are under development. Portfolio companies include those in the fields of pharmaceuticals, biotechnology, medical and surgical devices, health care information technology, diagnostics and consumer products.

Johnson & Johnson
GATEWAY

www.jnjgateway.com

Johnson & Johnson Gateway, L.L.C. develops and manages the Web-based resource of information created for health care professionals by Johnson & Johnson medical devices and diagnostics companies. Accessed in a global Internet destination are product information, clinical content, professional education, patient materials, and in many countries, e-commerce transaction and inquiry capabilities.

Johnson & Johnson
HEALTH CARE SYSTEMS INC.

Johnson & Johnson Health Care Systems, Inc. provides national, managed care, government and large hospital customers with a single point of contact for products from Johnson & Johnson domestic companies. In addition to customer account management, the company offers business support services, including contract management, supply chain, electronic business resources, and health and fitness services for employers.

Johnson & Johnson ◦ MERCK
CONSUMER PHARMACEUTICALS CO.

www.jnj-merck.com

Johnson & Johnson ◦ Merck Consumer Pharmaceuticals Co. is a 50/50 joint venture formed to develop and market a broad range of nonprescription products derived primarily from Merck & Co., Inc. prescription medicines, as well as products licensed and acquired from outside sources. Current products include PEPCID AC Acid Controller, for both the prevention and relief of heartburn and acid indigestion; PEPCID Complete, a combination acid controller and antacid, and MYLANTA Antacid, a leading line of antacid/antigas products in liquid and solid forms.

Johnson & Johnson
PHARMACEUTICAL RESEARCH & DEVELOPMENT, L.L.C.

Johnson & Johnson Pharmaceutical Research & Development, L.L.C. conducts research and development and achieves regulatory approval for products in psychiatry, gastroenterology, oncology, anti-infective, central nervous system, diabetes, hematology, immunology/inflammation, women's health and wound healing.

Johnson & Johnson
SALES AND LOGISTICS COMPANY

Johnson & Johnson Sales and Logistics Company provides sales, marketing and logistical services to U.S. retail customers on behalf of the domestic consumer operating companies. It represents a single point of contact with our customers for customer-focused selling teams, customer service, distribution, retail merchandising and professional detailing. Additionally, the SLC provides leadership for an emerging global customer base in the areas of transportation, enterprise-wide systems, business processes and global customer development.

LIFESCAN
a Johnson & Johnson company

www.lifescan.com

LifeScan, Inc. develops, manufactures and markets glucose monitoring products for people with diabetes. Each product consists of a portable electronic meter and reagent test strips used in the home and for bedside monitoring.

McNeil
Consumer & Specialty Pharmaceuticals

www.tylenol.com

McNeil Consumer & Specialty Pharmaceuticals markets a range of over-the-counter and prescription pharmaceuticals including complete lines of TYLENOL Acetaminophen and MOTRIN IB Ibuprofen products for adults and children. Other McNeil OTC brands include IMODIUM A-D Anti-diarrheal, ST. JOSEPH Adult Regimen Aspirin and NIZORAL A-D Shampoo. Its prescription products include CONCERTA for attention deficit hyperactivity disorder, and FLOXIN Otic (ofloxacin otic solution) for ear infections, which McNeil co-markets with Daiichi Pharmaceutical Corp.

McNeil
Nutritionals

www.benecol.com

McNeil Nutritionals markets innovative nutritional products and dietary alternatives. Its major franchises include BENECOL cholesterol-lowering foods and supplements, LACTAID products that enable lactose-intolerant consumers to enjoy dairy foods, SPLENDA (sucralose) no calorie sweetener with broad-based applications and VIACTIV for calcium supplementation.

NCS
Networking & Computing Services

Johnson & Johnson Networking & Computing Services provides a broad range of networking and computing technology products, services and solutions to Johnson & Johnson operating companies throughout the world. The group also provides leadership for the optimization of the enterprise information management infrastructure and in the development of emerging infrastructure technologies that can create new business opportunities for its internal customers.

Neutrogena

www.neutrogena.com

Neutrogena Corporation develops, manufactures and markets premium, high quality skin and hair care products that are sold worldwide and recommended by medical professionals. The product line includes bar and liquid cleansers, shampoo, hand cream, body lotion, facial moisturizers, bath preparations and cosmetics, as well as other hair and skin care products. Through the Ortho-Neutrogena group, the company markets skin and hair care products recommended, used and prescribed by dermatologists.

NORAMCO INC

www.noramco.com

Noramco, Inc. produces a variety of active pharmaceutical ingredients besides being a major worldwide producer of medicinal analgesics, pharmaceutical intermediates and synthetic fine organic chemicals. It also produces monomers and polymers for pharmaceutical and medical devices.

ORTHO BIOTECH

www.orthobiotech.com

Ortho Biotech Products, L.P. and its worldwide affiliates market PROCRIT (Epoetin alfa), also known as EPREX and ERYPO outside the U.S., used to treat anemia associated with specific diseases. The company also markets ORTHOCLONE OKT3 (muromonab-CD3), a monoclonal antibody used to reverse rejection of transplanted organs; SPORANOX (itraconazole) for difficult-to-treat and life-threatening fungal infections; LEUSTATIN (cladribine) for hairy cell leukemia, and DURAGESIC (fentanyl transdermal system) for moderate to severe chronic pain in cancer patients. In the U.S., Ortho Biotech markets DOXIL (doxorubicin HCl liposome injection) for ovarian cancer and Kaposi's sarcoma.

Ortho-Clinical Diagnostics, a Johnson & Johnson company

www.orthoclinical.com

Ortho-Clinical Diagnostics, Inc. provides professional diagnostic products to hospital laboratories, commercial clinical laboratories and blood donor centers. Its products include reagents used in blood transfusions and blood screening; reagents and instrument systems for clinical chemistry; and RhoGAM, an injectable drug used to prevent hemolytic disease of the newborn.

ORTHO-McNEIL PHARMACEUTICAL, INC.

www.ortho-mcneil.com

Ortho-McNeil Pharmaceutical, Inc. provides prescription drugs in the following categories: analgesics, anti-infectives, anti-epileptics, urology and wound healing. The company's line of women's health products includes oral contraceptives, diaphragms, vaginal therapeutics and hormone replacement therapy. Leading products include ULTRAM and ULTRACET (tramadol HCl) pain medication; LEVAQUIN (levofloxacin) antibiotic; DITROPAN XL (oxybutynin chloride) for overactive bladder; TOPAMAX (topiramate) anti-epileptic; oral contraceptives such as ORTHO TRI-CYCLEN (norgestimate/ethinyl estradiol) and ORTHO EVRA (norelgestromin/ethinyl estradiol), the first contraceptive patch, and innovative wound healing products like REGRANEX (becaplermin gel).

PENATEN

The PENATEN brand is the baby toiletries market leader in Germany and enjoys a strong position in other European countries.

Personal Products COMPANY

www.itsmybody.com

Personal Products Company develops, produces and markets innovative oral health, women's health and sanitary protection products. It is a leader in the oral health market with a full line of JOHNSON & JOHNSON floss, ACT rinse and REACH toothbrush products. Personal Products is also a leader in women's health products with MONISTAT vaginal yeast cures, K-Y personal lubricant, URISTAT urinary pain relief tablets and vaginal contraceptives. The company's comprehensive line of sanitary products includes CAREFREE pantiliners, o.b. tampons and STAYFREE maxi pads.

PSGA Pharmaceutical Sourcing Group Americas

The Pharmaceutical Sourcing Group — Americas integrates Johnson & Johnson's pharmaceutical operations and quality assurance organizations within the Americas, thereby enhancing supply chain performance.

RoC

RoC is a line of products for the care of sensitive skin that includes lotions, cosmetics and creams for the face and body, and a sun protection line.

THE SPECTACLE LENS GROUP OF Johnson & Johnson Vision Care, Inc.

The Spectacle Lens Group designs, develops, manufactures and markets innovative ophthalmic lenses.

THERAKOS a Johnson & Johnson company

www.therakos.com

Therakos, Inc. specializes in extracorporeal cell-based therapies for the prevention and treatment of serious immune-mediated and neoplastic diseases that have substantial unmet medical needs. Therakos' proprietary procedures in photopheresis are currently approved and successfully used by physicians for the palliative treatment of the skin manifestations of cutaneous T-cell lymphoma. Additional research is under way for the treatment of autoimmune disease, complications of transplantation and improved delivery of the therapy.

VISTAKON DIVISION OF Johnson & Johnson VISION CARE, INC.

www.acuvue.com

Vistakon, a division of Johnson & Johnson Vision Care, Inc., is the world's leading disposable contact lens brand. ACUVUE, ACUVUE 2, and SUREVUE Brands are market-leading spherical brands. 1-DAY ACUVUE Brand is the top-selling daily disposable product. The ACUVUE Brand Bifocal Contact Lens is the leading disposable product for presbyopes. ACUVUE Brand Toric is our unique lens for people with astigmatism. New ACUVUE 2 *COLOURS* Brand Contact Lenses, launched in the U.S., offer exceptional comfort and handling in seven natural-looking colors.

UNITED STATES

Advanced Sterilization Products
Irvine, California
L. P. Harbing, President

Alza Corporation
Mountain View, California
S. R. Saks, M.D., Chairman

Centocor, Inc.
Malvern, Pennsylvania
W. A. Vernon, President

Cordis Corporation
Cardiology
Miami, Florida
D. P. O'Dwyer, Worldwide President

Endovascular
Warren, New Jersey
C. L. Zilm, Worldwide President

Biosense Webster Inc.
Diamond Bar, California
G. J. LeBeau, M.D., Worldwide President
R. T. Tanaka, President

Neurovascular
Miami, Florida
G. J. LeBeau, M.D., Worldwide President
J. C. M. Keltjens, General Manager

DePuy
DePuy Orthopaedics, Inc.
Warsaw, Indiana
K. K. Sidow, Worldwide President

DePuy AcroMed, Inc.
Raynham, Massachusetts
E. R. Fender, Worldwide President

Codman & Shurtleff, Inc.
Raynham, Massachusetts
D. M. Hable, Worldwide President

Diabetes Diagnostics, Inc.
Waltham, Massachusetts
R. C. Coradini, President

eJNJ, L.L.C.
North Brunswick, New Jersey
J. M. Hammitt, President

Ethicon, Inc.
Ethicon Products
Somerville, New Jersey
C. E. Holland, Worldwide President

Gynecare
Somerville, New Jersey
B. Schwartz, Ph.D., Worldwide President

Mitek Products
Westwood, Massachusetts
R. Bianchi, Worldwide President
D. M. Lehman, President

Johnson & Johnson Wound Management
Somerville, New Jersey
R. Salerno, Worldwide President

Ethicon Endo-Surgery, Inc.
Cincinnati, Ohio
K. A. Licitra, President

Independence Technology, L.L.C.
Warren, New Jersey
J. L. Butel, President

Janssen Pharmaceutica Inc.
Titusville, New Jersey
A. Gorsky, President

Johnson & Johnson Consumer Products Company
Skillman, New Jersey
S. K. D'Agostino, President

Johnson & Johnson Development Corporation
New Brunswick, New Jersey
L. G. Pickering, President

Johnson & Johnson Gateway, L.L.C.
Piscataway, New Jersey
L. Lee, Worldwide Vice President

Johnson & Johnson Health Care Systems, Inc.
Piscataway, New Jersey
D. A. Michels, President

Johnson & Johnson • Merck Consumer Pharmaceuticals Co.
Fort Washington, Pennsylvania
P. K. Miller, President

Johnson & Johnson Networking & Computer Services
Raritan, New Jersey
M. A. Shea, President

Johnson & Johnson Pharmaceutical Research & Development, L.L.C.
Raritan, New Jersey
P. A. Peterson, M.D., Ph.D., Chairman

Johnson & Johnson Sales and Logistics Company
New Brunswick, New Jersey
J. F. Hogan, President

LifeScan, Inc.
Milpitas, California
R. C. Coradini, President

McNeil Consumer & Specialty Pharmaceuticals
Fort Washington, Pennsylvania
W. L. McComb, President

McNeil Nutritionals
Fort Washington, Pennsylvania
C. F. Watts, President

Neutrogena Corporation
Los Angeles, California
E. M. McNamara, President

Ortho-Neutrogena
Skillman, New Jersey
A. Altomari, General Manager

Noramco, Inc.
Athens, Georgia
R. E. Perkins, President

Ortho Biotech Products, L.P.
Raritan, New Jersey
G. M. Reedy, President

Ortho-Clinical Diagnostics, Inc.
Raritan, New Jersey
Rochester, New York
C. M. Burzik, President

Ortho-McNeil Pharmaceutical, Inc.
Raritan, New Jersey
S. H. Z. Fischer, President

Personal Products Company
Skillman, New Jersey
M. E. Sneed, President

Pharmaceutical Sourcing Group — Americas
Raritan, New Jersey
C. E. Austin, President

The Spectacle Lens Group of Johnson & Johnson Vision Care, Inc.
Roanoke, Virginia
V. E. Brunell, President

Therakos, Inc.
Exton, Pennsylvania
R. N. Davis, President

Vistakon Division of Johnson & Johnson Vision Care, Inc.
Jacksonville, Florida
D. M. Casey, Jr., Group President
Global Franchise and Americas
P. R. Keefer,
President, North and South America

CANADA

Janssen-Ortho Inc.
North York, Ontario

Johnson & Johnson Inc.
Montreal, Quebec

Johnson & Johnson Medical Products
Markham, Ontario

LifeScan Canada Ltd.
Burnaby, British Columbia

McNeil Consumer Healthcare, Canada
Guelph, Ontario

Ortho Biotech
Toronto, Ontario

Ortho-Clinical Diagnostics
Mississauga, Ontario

Vistakon
Markham, Ontario

LATIN AMERICA

Argentina
Janssen-Cilag Farmaceutica
Buenos Aires

Johnson & Johnson de
Argentina S.A. C.e.l.
Buenos Aires

Johnson & Johnson Medical S.A.
Buenos Aires

Brazil
Janssen-Cilag Farmaceutica Ltda.
São Paulo

Johnson & Johnson Indústria
e Comércio Ltda.
São Paulo

Johnson & Johnson Professional
Products Ltda.
São Paulo

Chile
Johnson & Johnson de Chile S.A.
Santiago

Colombia
Janssen-Cilag Farmaceutica S.A.
Bogota

Johnson & Johnson de Colombia S.A.
Cali

Johnson & Johnson Medical Colombia
Bogota

Mexico
Janssen-Cilag Farmaceutica,
S.A. de C.V.
Mexico City

Johnson & Johnson de Mexico,
S.A. de C.V.
Mexico City

Johnson & Johnson Medical Mexico,
S.A. de C.V.
Mexico City

Panama
Johnson & Johnson Central America
Panama City

Peru
Johnson & Johnson del Peru S.A.
Lima

Puerto Rico
Johnson & Johnson (Caribbean)
Caguas

Johnson & Johnson Medical (Caribbean)
Caguas

Uruguay
Johnson & Johnson de Uruguay S.A.
Montevideo

Venezuela
Janssen-Cilag Farmaceutica C.A.
Caracas

Johnson & Johnson de Venezuela, S.A.
Caracas

EUROPE

Austria
Janssen-Cilag G.m.b.H.
Vienna

Johnson & Johnson G.m.b.H.
Hallein

Johnson & Johnson Medical G.m.b.H.
Vienna

Belgium
Janssen-Cilag N.V.
Antwerp

Janssen Pharmaceutica N.V.
Beerse

Johnson & Johnson Consumer Benelux
Brussels

LifeScan Benelux N.V.
Beerse

Czech Republic
Janssen-Cilag
Prague

Johnson & Johnson spol. s.r.o.
Prague

Denmark
Janssen-Cilag
Birkerod

England
Cordis U.K. Limited
South Ascot

DePuy International Limited
Leeds

Ethicon Endo-Surgery U.K.
Bracknell

Janssen-Cilag Limited
High Wycombe

Johnson & Johnson Limited
Maidenhead

LifeScan U.K.
High Wycombe

Ortho Biotech
High Wycombe

Ortho-Clinical Diagnostics
Amersham

Vistakon Europe
Bracknell

Finland
Janssen-Cilag OY
Espoo

France
Cordis S.A.
Issy-Les-Moulineaux

DePuy France S.A.
Lyon

Ethicon S.A.
Issy-Les-Moulineaux

Ethicon Endo-Surgery S.A.
Issy-Les-Moulineaux

Janssen-Cilag S.A.
Issy-Les-Moulineaux

Johnson & Johnson
Consumer France S.A.S.
Issy-Les-Moulineaux

LifeScan
Issy-Les-Moulineaux

Ortho Biotech
Issy-Les-Moulineaux

Ortho-Clinical Diagnostics S.A.
Issy-Les-Moulineaux

Germany
Cordis G.m.b.H.
Haan

DePuy Orthopädie G.m.b.H.
Sulzbach

Ethicon G.m.b.H.
Norderstedt

Ethicon Endo-Surgery
(Europe) G.m.b.H.
Norderstedt

Janssen-Cilag G.m.b.H.
Rosellen

Johnson & Johnson G.m.b.H.
Düsseldorf

LifeScan G.m.b.H.
Neckargemund

Ortho Biotech
Rosellen

Ortho-Clinical Diagnostics G.m.b.H.
Neckargemund

Greece
Janssen-Cilag Pharmaceutical S.A.C.I.
Athens

Johnson & Johnson Hellas S.A.
Athens

Johnson & Johnson
Medical Products S.A.
Athens

Hungary
Janssen-Cilag Kft.
Budapest

Johnson & Johnson Kft.
Budapest

Ireland
Janssen-Cilag Pharmaceutical Limited
Cork

Johnson & Johnson (Ireland) Limited
Tallaght

Italy
Cordis S.p.A.
Milan

DePuy Italy SRL
Milan

Ethicon S.p.A.
Rome

Ethicon Endo-Surgery
Rome

Janssen-Cilag S.p.A.
Milan

Johnson & Johnson S.p.A.
Rome

LifeScan
Milan

Ortho Biotech
Milan

Ortho-Clinical
Diagnostics S.p.A.
Milan

The Netherlands
Cordis Benelux
Amersfoort

Janssen-Cilag B.V.
Tilburg

Johnson & Johnson/Gaba B.V.
Almere

Johnson & Johnson Medical B.V.
Zaventem

Norway
Janssen-Cilag AS
Oslo

Poland
Janssen-Cilag
Warsaw

Johnson & Johnson Poland, Sp. z.o.o.
Warsaw

Portugal
Janssen-Cilag Farmaceutica, Ltda.
Queluz

Johnson & Johnson Limitada
Queluz

Johnson & Johnson Professional
Products, Limitada
Queluz

Russia
Johnson & Johnson Ltd.
Moscow

Scotland
Ethicon Limited
Edinburgh

Slovenia
Johnson & Johnson S.E.
Ljubljana

Spain
Janssen-Cilag S.A.
Madrid

Johnson & Johnson S.A.
Madrid

Johnson & Johnson • Merck Europe
Madrid

Johnson & Johnson Professional
Products S.A.
Madrid

LifeScan
Madrid

Ortho-Clinical Diagnostics
Madrid

Sweden
Janssen-Cilag AB
Sollentuna

Johnson & Johnson AB
Sollentuna

Johnson & Johnson Consumer
Products
Sollentuna

Switzerland
Cilag AG
Schaffhausen

Greiter AG
Baar

Janssen-Cilag
Zug

Janssen-Cilag AG
Baar

Johnson & Johnson AG
Spreitenbach

McNeil Consumer Nutritionals Europe
Zug

Ortho Biotech
Baar

Turkey
Johnson & Johnson Limited
Istanbul

Janssen-Cilag
Istanbul

ASIA-PACIFIC, AFRICA

Australia

DePuy Australia Pty. Ltd.
Nottinghill, Victoria

Janssen-Cilag Pty. Ltd.
North Ryde

Johnson & Johnson Medical Pty. Ltd.
North Ryde

Johnson & Johnson Pacific Pty. Limited
Sydney

Tasmanian Alkaloids Pty. Limited
Westbury, Tasmania

China

Johnson & Johnson China Ltd.
Shanghai

Johnson & Johnson Medical Ltd.
Shanghai

Shanghai Johnson & Johnson Ltd.
Shanghai

Shanghai Johnson & Johnson
Pharmaceuticals Ltd.
Shanghai

Xian-Janssen Pharmaceutical Ltd.
Beijing

Egypt

Johnson & Johnson (Egypt) S.A.E.
Cairo

Hong Kong

Janssen-Cilag
Hong Kong

Johnson & Johnson (Hong Kong) Limited
Hong Kong

Johnson & Johnson Medical Hong Kong
Hong Kong

India

Janssen-Cilag
Mumbai

Johnson & Johnson Limited
Mumbai

Johnson & Johnson Professional
Mumbai

Indonesia

Janssen-Cilag Pharmaceutica
Jakarta

P.T. Johnson & Johnson Indonesia
Jakarta

Israel

Biosense Europe
Haifa

Janssen-Cilag
Kibbutz Shefayim

Johnson & Johnson Consumer
Kibbutz Shefayim

Johnson & Johnson Medical
Kibbutz Shefayim

Japan

DePuy Japan, Inc.
Tokyo

Janssen Pharmaceutical K.K.
Tokyo

Johnson & Johnson K.K.
Tokyo

Johnson & Johnson Medical
Tokyo

Ortho-Clinical Diagnostics K.K.
Tokyo

Vistakon Japan
Tokyo

Korea

Janssen-Cilag Korea, Ltd.
Seoul

Johnson & Johnson Korea, Ltd.
Seoul

Johnson & Johnson Medical Korea Ltd.
Seoul

Malaysia

Johnson & Johnson Sdn. Bhd.
Selangor Darul Ehsan

Morocco

Johnson & Johnson Morocco S.A.
Casablanca

Pakistan

Johnson & Johnson Pakistan
(Private) Limited
Karachi

Philippines

Janssen-Cilag Philippines
Metro Manila

Johnson & Johnson (Philippines), Inc.
Metro Manila

Singapore

Janssen-Cilag Singapore/Malaysia
Singapore

Johnson & Johnson Medical Singapore
Singapore

Johnson & Johnson Pte. Ltd.
Singapore

Ortho-Clinical Diagnostics
Singapore

South Africa

Janssen-Cilag (Pty.) Ltd.
Sandton

Johnson & Johnson (Pty.) Limited
East London

Johnson & Johnson Medical (Pty.) Ltd.
Halfway House

Taiwan

Janssen-Cilag Taiwan
Taipei

Johnson & Johnson Medical Taiwan
Taipei

Johnson & Johnson Taiwan, Ltd.
Taipei

Thailand

Janssen-Cilag Pharmaceutica Limited
Bangkok

Johnson & Johnson Asean Limited
Bangkok

Johnson & Johnson Medical Thailand
Bangkok

United Arab Emirates

Johnson & Johnson (Middle East) Inc.
Dubai

Zimbabwe

Johnson & Johnson (Private) Limited
Harare

Corporate and Shareowner/Investor Information

Principal Office
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400

Annual Meeting
The Annual Meeting of Shareowners will take place April 25, 2002, at the Hyatt Regency New Brunswick, 2 Albany Street, New Brunswick, New Jersey. The meeting will convene at 10:00 A.M. All shareowners are cordially invited to attend. A formal Notice of Meeting, Proxy Statement and Proxy have been sent to shareowners.

Reports Available
Copies of the Company's 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q to the Securities and Exchange Commission, and this Annual Report are available to shareowners without charge, upon written request to the Secretary at the Company's principal office or by calling (800) 328-9033 or (201) 938-7889 (outside the U.S. and Canada).

Common Stock
Listed on New York Stock Exchange
Stock Symbol JNJ

Shareowner Relations Contact
Michael H. Ullmann
Corporate Secretary
(732) 524-2455

Investor Relations Contact
Helen E. Short
Vice President, Investor Relations
(800) 950-5089
(732) 524-6492

Transfer Agent and Registrar
Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be directed to:
EquiServe Trust Company, N.A.
P. O. Box 2500
Jersey City, NJ 07303-2500
(800) 328-9033 or (201) 938-7889
(outside the U.S. and Canada)

Internet: (EquiServe Home Page)
http://www.EquiServe.com

Dividend Reinvestment Plan
The Plan allows for full or partial dividend reinvestment, and additional monthly cash investments up to $50,000 per year, in Johnson & Johnson stock without brokerage commissions or service charges on stock purchases. If you are interested in joining the Plan and need an authorization form and/or more background information, please call EquiServe Trust Company, N.A. at (800) 328-9033 or (201) 938-7889 (outside the U.S. and Canada).

Hearing Impaired
Shareowners who have inquiries regarding stock-related matters can communicate directly with EquiServe Trust Company, N.A. via a telecommunications device (TDD). The telephone number for this service is (201) 222-4955.

World Wide Web Site
http://www.jnj.com

The following trademarks, service marks and trade names of Johnson & Johnson and its affiliated companies appear in this report:

ACE, ACROMED, ACT, ACUVUE, ACUVUE 2, ACUVUE 2 *COLOURS*, 1-DAY ACUVUE, ADVANCED STERILIZATION PRODUCTS, ALZA, AVEENO, BABYCENTER.COM, BAND-AID, BIOPATCH, BIOSENSE WEBSTER, Bx SONIC, Bx VELOCITY, CAPROFYL, CAREFREE, CIDEX OPA, CLEAN & CLEAR, CODMAN, CODMAN & SHURTLEFF, CONCERTA, CORDIS, CYPHER, DAKTARIN, DEPUY, DERMABOND, DITROPAN XL, DOXIL, DURAGESIC, DUROGESIC, ELISA, eJNJ, EPREX, ERGAMISOL, ERYPO, ETHICON, ETHICON ENDO-SURGERY, FLOXIN, GREITER AG, GYNECARE TVT, HALDOL, HEPACOAT, HURT-FREE, IMODIUM, IMODIUM A-D, INDEPENDENCE IBOT 3000, INDEPENDENCE TECHNOLOGY, INDUO, INTERGEL, JANSSEN, JANSSEN-CILAG, JOHNSON & JOHNSON, JOHNSON & JOHNSON GATEWAY, JOHNSON'S, JOHNSON'S pH5.5, K-Y, LACTAID, LAP DISC, LASSO, LEUSTATIN, LIFESCAN, MAMMOTOME, MCNEIL, MITEK, MONISTAT, MOTILIUM, MOTRIN IB, MYLANTA, NATUSAN, NEUTROGENA, NIZORAL, NIZORAL A-D, NORAMCO, o.b., ORTHO, ORTHO BIOTECH, ORTHO-CLINICAL DIAGNOSTICS, ORTHO DERMATOLOGICAL, ORTHO EVRA, ORTHO-MCNEIL, ORTHO PREFEST, ORTHO SUMMIT, ORTHO TRI-CYCLEN, ORTHOCLONE OKT3, ORTHO-NOVUM, PALMAZ-SCHATZ, PENATEN, PEPCID AC, PERSONAL PRODUCTS COMPANY, PIZ BUIN, PRECISE, PROCRIT, PROLENE, PROMOGRAN, PRONOVA, QUICK STOP, RAPTORRAIL, REACH, REMICADE, REMINYL, REOPRO, RESTORE, RETAVASE, RETIN-A MICRO, RhoGAM, RISPERDAL, RoC, SHOWER TO SHOWER, SPLENDA, SPORANOX, ST. JOSEPH, STAYFREE, STEALTH, STERRAD, STUGERON, SUMMIT, SUNDOWN, SUREVUE, SURGIFOAM, TERAZOL, THERAKOS, THERMACHOICE II, TOPAMAX, TRAPEASE, TRICILEST, TYLENOL, ULTRACET, ULTRACISION, ULTRACISION HARMONIC SCALPEL, ULTRAM, URISTAT, VIACTIV, VISIBLY FIRM, VISTAKON.

The following trademarks of other companies also appear in this report: ACIPHEX and PARIET (Eisai Co., Ltd.), BENECOL (Raisio Group), CARMEDA (Carmeda AB), LEVAQUIN (Daiichi Pharmaceutical Co.), PEPCID (Merck & Co., Inc.).

This Annual Report is printed in its entirety on recycled paper.

Our Credo

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens – support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson

One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933